UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933-

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
☐Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

1. **Name of issuer:** Dothan FC, LLC
2. **Form:** Limited Liability Corporation
3. **Jurisdiction of Incorporation/Organization:** Alabama
4. **Date of organization:** 12/20/2023
5. Physical address of issuer: 1609 W. Main Street, Suite 203, Dothan, Alabama 36301
6. Website of issuer: https://www.dothanunitedsoccer.com/
7. **Is there a co-issuer:** No
8. **Name of co-issuer:**
9. **Form:**
10. **Jurisdiction of Incorporation/Organization:**
11. **Date of organization:**
12. **Physical address:**
13. **Website:**
14. **Name of intermediary facilitating the offering:** Vicinity, LLC
15. **CIK number of intermediary:** 0001798542
16. **SEC file number of intermediary:** 7-223
17. **CRD number, if applicable, of intermediary:** 307772
18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the**

exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: Commission equalling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**
2% of the total amount raised in the form of the securities offered in this offering.
1% transaction fee on all payments from the Company to investors that will be withheld from the proceeds to investors.

20. Type of security offered: Non-Voting Preferred Units
21. Target number of securities to be offered: 15,000 Units
22. Price (or method for determining price): $10.00 per Unit
23. Target offering amount: $150,000

24. Oversubscriptions accepted: ☒ Yes ☐ No
25. If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other – provide a description:

26. Maximum offering amount: $1,000,000
27. Deadline to reach the target offering amount: September 29th, 2026
28. **Current number of employees with issuer and co-issuer:** 10

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	$53,320	$65,065
Cash & Cash Equivalents:	$17,871	$4,528
Accounts Receivable:	$1,800	$7,800
Short-term Debt:	$5,677	$0
Long-term Debt:	$0	$0
Revenues/Sales:	$409,482	$313,190
Cost of Goods Sold:	$335,004	$308,853
Taxes Paid:	$0	$0
Net Income:	$(168,591)	$(332,657)

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:** All US states and territories.

Amount Header	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$60.00	$940.00
Aggregate Minimum Offering Amount	$150,000.00	$9,000.00	$141,000.00
Aggregate Maximum Offering Amount	$1,000,000.00	$60,000.00	$940,000.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

Attestations

Requirements for Filing Form C

Dothan FC, LLC, an Alabama limited liability company (the "Company" or "Issuer"), organized in 2023, with its principal place of business at 1609 W. Main Street, Suite 203, Dothan, Alabama 36301, United States, and its website address https://www.dothanunitedsoccer.com/, has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement or for such a shorter period that the Issuer was required to file such reports.

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Dothan FC, LLC

By: __________________________

Name:

Title:

Date:

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

September 1st 2026
Form C
Up to $1,000,000

Dothan FC, LLC (“dba Dothan United,” the “Company,” “we,” “us,” or “our”), an Alabama limited liability company, is offering up to $1,000,000 (the “Maximum Offering Amount”) of Non-Voting Preferred Units (the “Securities”) to investors (“Investor(s),” “you,” or “your”) in this offering (the “Offering”) pursuant to Regulation Crowdfunding. The Target Offering Amount is $150,000, and the minimum investment amount per investor is $1,000.00. The purchase price per Unit is $10 per Unit.

This Offering is exempt from registration pursuant to Section 4(a)(6) (“Reg CF”) of the Securities Act of 1933, as amended (the “Securities Act”). This Offering is made on the registered funding portal, Vicinity, LLC, available at https://marketplace.vicinityventures.co/offers/mty4--dothan-united

A prospective Investor from any participating jurisdiction must purchase the Units through the Intermediary. Investments may be accepted or rejected by the Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Units at any time, for any reason.

This form will be provided to the SEC as part of the Company's offering statement on Form C (the “Form C”).

The Offering is being made through Vicinity, LLC (the “Intermediary”). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Units are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE UNITS INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY UNIT THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give The Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions The Company has

made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond The Company's control), and assumptions. Although The Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, The Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by The Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on The Company's website listed herein.
The Company must continue to comply with the ongoing reporting requirements until:

(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of securities being offered	15,000
Maximum amount of securities being offered	100,000*
Purchase price per Security	$10.00
Minimum investment amount per investor	$1000.00
Use of proceeds	Proceeds from the Offering will be used primarily for stadium and fan experience upgrades, the launch of a youth soccer academy, and general working capital, as further described in the Business Plan Description and the "Use of Proceeds" section
Voting Rights	None

*Maximum amount of securities offered does not consider any potential Bonus Units issued to qualified investors

As part of this Regulation Crowdfunding Offering, Dothan FC, LLC (the "Company") intends to raise up to $1,000,000 (the "Maximum Offering Amount") through the issuance of Non-Voting Preferred Units (the "Securities"). The Target Offering Amount is $150,000 (the "Target Amount"), and the Company, in its sole discretion, may accept aggregate capital contributions anywhere between the Target Amount and the Maximum Offering Amount.

The Securities are being offered in minimum investment increments of $1,000.00 per Investor, at a purchase price of $10 per Unit. Each Non-Voting Preferred Unit accrues a Preferred Return equal to 10% per annum, calculated on a simple, non-compounding basis, on the Investor's Unreturned Preferred Capital Contribution. They are non-voting membership interests in the Company that carry a priority right to distributions, once the Manager elects to make a distribution, until the Investor has received a full return of accrued Preferred Return and original Capital Contribution, as described in the Company's Operating Agreement and summarized under "Terms of the Securities" below.

Proceeds from the Offering will be used primarily for stadium and fan experience upgrades, the launch of a youth soccer academy, and general working capital, as further described in the Business Plan Description and the "Use of Proceeds" section of this Offering Statement.

Bonus Units

The Company will provide certain membership-based bonus allocations to eligible Investors at the time of their investment, and such eligibility is based on the criteria described below, the satisfaction of which shall be determined by the Company in its sole discretion. Bonus allocations are awarded in the form of additional Non-Voting Preferred Units ("Bonus Units"), rounded up to the nearest whole Unit, and do not represent additional Capital Contributions. Bonus Units do not accrue any Preferred Return.

Membership-Based Bonuses

- **VentureSouth Members** – Investors who are active members of VentureSouth at the time of their investment will receive additional Non-Voting Preferred Units equal to ten percent (10%) of the number of Non-Voting Preferred Units purchased in this Offering.

- **Vicinity Venture Club Members** – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive additional Non-Voting Preferred Units equal to five percent (5%) of the number of Non-Voting Preferred Units purchased in this Offering.

Investment Size Bonus

- Investors who make an investment of $25,000 or greater will receive additional Non-Voting Preferred Units equal to **ten percent (10%)** of the number of Non-Voting Preferred Units purchased in this Offering.

- Investors who make an investment of $100,000 or greater will receive additional Non-Voting Preferred Units equal to **twenty percent (20%)** of the number of Non-Voting Preferred Units purchased in this Offering.

- Investors who make an investment of $300,000 or greater will receive additional Non-Voting Preferred Units equal to **one hundred twenty two percent (122%)** of the number of Non-Voting Preferred Units purchased in this Offering.

Early Investor Bonus

- Investors who make their investment commitment on or before August 20th will receive additional Non-Voting Preferred Units equally to **five percent (5%)** of the number of Non-Voting Preferred Units purchased in the offering

Combination of Bonuses

Bonus allocations from separate incentive categories may be combined. An eligible Investor may therefore receive one Early Investor Incentive, one Investment Size Bonus, and one Membership-Based Bonus for the same investment. Incentive percentages within the same category are not cumulative; an Investor qualifies only for the single highest applicable tier within that category. For example, an Investor who commits within the first 10 days of the Offering, invests $100,000, and is

an active VentureSouth member would receive a total bonus equal to 35% of the Non-Voting Preferred Units purchased for cash (5% Early Investor Incentive, plus 20% Investment Size Bonus, plus 10% Membership-Based Bonus). Each bonus is calculated separately based on the number of Non-Voting Preferred Units purchased by the Investor for cash, before the issuance of any Bonus Units; Bonus Units are not themselves included in the calculation of any additional bonus. Investors are limited to one Membership-Based Bonus at a time and cannot stack VentureSouth and Vicinity Venture Club benefits together. Bonus Units are issued on the same class of Units and carry identical rights, restrictions, and privileges as the purchased Units, except that Bonus Units are issued for no additional consideration, do not represent additional Capital Contributions, and do not accrue Preferred Return.

Terms of the Securities

The Securities offered in this Offering are Non-Voting Preferred Units of the Company, authorized under Section 3.3 of the Company's Operating Agreement. The following is a summary of the principal terms of the Non-Voting Preferred Units. It is qualified in its entirety by the Operating Agreement and the Subscription Agreement, each of which is filed as an exhibit to this Form C.

Price. Non-Voting Preferred Units are issued at the Preferred Unit Price of $10 per Unit, unless otherwise approved by the holders of a majority of the Company's Common Units.

No Voting Rights. Holders of Non-Voting Preferred Units have no right to vote on or consent to any matter relating to the management or affairs of the Company, including the election or removal of the Company's Manager, except for the narrow Protective Provisions described in Section 5.3 of the Operating Agreement and summarized under "Corporate Actions of the Issuer" elsewhere in this Form C.

No Capital Calls. Holders of Non-Voting Preferred Units are not subject to capital calls, assessments, or any obligation to make additional Capital Contributions to the Company under any circumstances.

Preferred Return. Each holder of Non-Voting Preferred Units accrues a Preferred Return equal to 10% per annum on the holder's Unreturned Preferred Capital Contribution, calculated on a simple, non-compounding basis and prorated for partial calendar years.

Distributions. Distributable Cash, when and if the Manager elects to make a distribution, is allocated in two tiers. In the first tier, 70% of each distribution is paid to Non-Voting Preferred Unit holders, pro rata based on Unreturned Preferred Capital Contribution plus accrued Preferred Return, and the remaining 30% is paid to Common Unit holders, until Non-Voting Preferred Unit holders have received cumulative distributions equal to the full amount of their Unreturned Preferred Capital Contribution plus accrued Preferred Return. Once that threshold is met, all further distributions (the second tier) are paid to all Equity Owners pro rata based on total Unit holdings, treating all classes of Units together as a single class. Distributions are not guaranteed and are made in the Manager's sole discretion.

Redemption Rights. The Company holds a redemption right with respect to the Non-Voting Preferred Units, but this right is only available after a holder has received, through prior distributions, a full return of both that holder's original Capital Contribution and all accrued and unpaid Preferred Return; the Company has no right to redeem Units at any earlier time. Once that condition has been satisfied, the Company has the right, but not the obligation, to redeem all (but not less than all) of that holder's Non-Voting Preferred Units at a Redemption Price equal to the Preferred Unit Price multiplied by the Redemption Multiple (1.5x), multiplied by the number of Units redeemed.

Transfer Restrictions. Non-Voting Preferred Units may not be transferred for one year following issuance except as permitted under Regulation Crowdfunding, and are thereafter subject to the Company's right of first refusal. There is no established trading market for the Units, and none is expected to develop.

Definitions

The following definitions are drawn from the Company's Operating Agreement and Subscription Agreement and apply throughout this Form C unless the context otherwise requires.

"Company" means Dothan FC, LLC, an Alabama limited liability company.

"Manager" means the Person or Persons serving as manager of the Company from time to time. The Manager is elected and may be removed by the affirmative vote of the holders of a majority of the Company's outstanding Common Units.

"Member" means each Person admitted as a member of the Company in accordance with the Operating Agreement.

"Units" means the units of each class representing a Member's interest in the Company, including all rights and obligations attributable to such units under the Operating Agreement and the Alabama Limited Liability Company Law of 2014.

"Common Units" means the class of membership units that carry full voting rights and all other rights and obligations of Common Unit holders under the Operating Agreement.

"Non-Voting Preferred Units" means the class of membership units offered in this Offering, which carry no voting rights (except as expressly set forth in the Protective Provisions of Section 5.3 of the Operating Agreement) and which carry the economic preferences and other rights set forth in the Operating Agreement.

"Capital Contribution" means any contribution to the capital of the Company in cash or property made by or on behalf of an Equity Owner.

"Equity Owner" means any Member or Economic Interest Owner.

“Economic Interest” means only an Equity Owner's right to share in the profits, losses, and distributions of the Company, without any right to vote on or participate in the management or affairs of the Company.

“Distributable Cash” means cash held in the bank accounts of the Company (or in such other liquid accounts as the Manager may designate), after payment of or reservation for: (i) all current and near-term liabilities and obligations of the Company then due or becoming due, including player, coaching, and staff compensation and league or affiliation fees; (ii) anticipated capital expenditures and working capital needs as determined by the Manager in good faith; and (iii) any required debt service reserves.

“Preferred Return” means, with respect to each holder of Non-Voting Preferred Units, an amount equal to ten percent (10%) per annum of such holder's Unreturned Preferred Capital Contribution for each full calendar year, prorated for any partial year, and determined as of December 31 of each year. Accrued Preferred Return is cumulative to the extent not distributed and does not compound.

“Unreturned Preferred Capital Contribution” means, with respect to any Non-Voting Preferred Unit holder and at any time, such holder's total Capital Contributions to the Company reduced by the aggregate amount of distributions made to such holder that constitute a return of capital.

“Preferred Unit Price” means $10 per Non-Voting Preferred Unit, unless otherwise approved by the holders of a majority of Common Units.

“Redemption Multiple” means 1.5x, the fixed multiple of the Preferred Unit Price used to calculate the Redemption Price, unless a different multiple is approved in writing by the holders of a majority of the outstanding Non-Voting Preferred Units.

“Redemption Price” means the amount payable to a Redeemed Investor in exchange for units redeemed by the Company, calculated as the Preferred Unit Price multiplied by the Redemption Multiple multiplied by the number of Units redeemed, subject to a floor equal to the investor's original Capital Contribution.

“Qualifying Financing Event” means, generally, a sale of all or substantially all Company assets or equity, a merger or change of control, an equity financing round at a higher implied per-unit value, or a recapitalization at a higher implied value, in each case occurring within the twelve-month Lookback Period described in the Operating Agreement.

“True-Up Payment” means the additional cash amount payable to a Redeemed Investor if a Qualifying Financing Event occurs within the Lookback Period at a per-unit value exceeding the per-unit value used to calculate that Investor's Redemption Price.

“Reg CF” means Regulation Crowdfunding promulgated under Section 4(a)(6) of the Securities Act of 1933, as amended (17 C.F.R. §§ 227.100 through 227.503).

“Reg CF Lock-Up Period” means the one-year period after issuance during which Non-Voting Preferred Units issued under Reg CF may not be transferred, except to the permitted transferees described in the Operating Agreement and Subscription Agreement.

"Transfer" means any sale, assignment, pledge, hypothecation, gift, bequest, or other direct or indirect disposition of all or any portion of a Member's Units or any economic interest therein, whether voluntary, involuntary, or by operation of law.

"Business" means the ownership and operation of a minor league professional soccer club known as Dothan United, including its affiliation with USL League Two, together with related ticketing, sponsorship, merchandising, media rights, hospitality, and youth or community soccer programming, and all activities reasonably incidental or related thereto

Regulation Crowdfunding Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

THE INTERESTS HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY A PURCHASER WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY'S MANAGER, COMPLIANCE WITH THE TERMS OF THIS AGREEMENT AND COMPLIANCE WITH ALL APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, THE RULES AND REGULATIONS PROMULGATED UNDER

EACH OF SUCH ACTS AND ANY APPLICABLE STATE “BLUE SKY” OR SECURITIES LAWS.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending and investors will be given a 5 day notice of any early closing the company plans to conduct.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Corporate Actions of the Issuer

Because the Units are governed by the Company's Operating Agreement and the Subscription Agreement, the Company cannot unilaterally change the material terms of the Units after they are issued, except as those documents themselves permit. At the same time, the rights of holders of Non-Voting Preferred Units (the securities offered in this Offering) are limited to those specifically described in the Operating Agreement and the Subscription Agreement. Investors in this Offering will have no ability to influence the Company's policies or any other corporate matter, including the election of the Manager, changes to the Company's governance documents, additional issuances of Units, the Company's repurchase or redemption of Units, a sale of the Company or of its assets, or transactions with related parties.

The Company is managed exclusively by a Manager, not by its Members generally. The Manager is elected and may be removed, with or without cause, solely by the holders of a majority of the Company's Common Units. Holders of Non-Voting Preferred Units have no vote in the election or removal of the Manager. The Operating Agreement also reserves a specific list of major decisions, including the admission of new Common Unit holders or issuance of additional Common Units, amendment of the Operating Agreement or the Articles of Organization, approval of a merger, consolidation, or sale of all or substantially all of the Company's assets, and dissolution of the Company, to a majority vote of Common Unit holders alone. Non-Voting Preferred Unit holders have no approval right over any of these matters.

The Operating Agreement carves out a narrow set of "Protective Provisions" that give Non-Voting Preferred Unit holders, voting as a separate class, approval rights over a small number of specific actions: an amendment that would reduce the Preferred Return rate, alter the distribution priority in a manner adverse to Preferred Unit holders, change the definition governing how much of their invested capital remains outstanding, or otherwise materially and adversely change their economic rights; the creation of a new class of Units that would rank senior to or equally with the Non-Voting Preferred Units in distributions or liquidation; or any action that would impose capital calls or other financial obligations

on Non-Voting Preferred Unit holders beyond their original investment. The Operating Agreement is explicit that these Protective Provisions are narrow financial safeguards only. They do not give investors any voice in the Company's management, operations, personnel, competitive decisions, or strategic direction, including decisions about the Club's soccer operations.

Distributions to investors are not guaranteed and remain within the Manager's discretion. While the Preferred Return and the return of invested capital are entitled to priority over Common Unit holders once the Manager decides to make a distribution, the Operating Agreement does not require the Company to make any distribution at any particular time, or at all, and the Manager may retain cash for working capital, debt service, or anticipated capital expenditures before any distribution is made. An investor's ability to realize a return on this investment therefore depends on decisions made by the Manager, not by the investor.

The Manager and any officers of the Company are permitted to hold outside business interests and are not required to devote their full time to the Company. Transactions between the Company and the Manager, an officer, or an affiliate of either are permitted under the Operating Agreement so long as they are on terms no less favorable to the Company than terms available from an unaffiliated third party, and such transactions need only be disclosed to Common Unit holders, not to Non-Voting Preferred Unit holders, and are not subject to a separate investor consent right. This is directly relevant to this Offering: as described elsewhere in this Form C, one of the Company's owners also owns a business that is a Club sponsor, and similar related party arrangements could arise in the future without requiring the approval of investors in this Offering.

Certain Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations relevant to an investment in the Non-Voting Preferred Units offered in this Offering. This summary is for general informational purposes only, does not purport to be a complete analysis of all potential tax considerations, and is not intended to be, and should not be construed as, legal, tax, or accounting advice to any particular Investor. This summary does not address the particular tax circumstances of any specific Investor, including Investors subject to special tax rules, such as tax-exempt organizations, retirement accounts, non-U.S. persons, financial institutions, or dealers in securities. Each prospective Investor is strongly urged to consult their own tax, legal, and financial advisors regarding the U.S. federal, state, local, and non-U.S. tax consequences of purchasing, owning, and disposing of the Securities, based on that Investor's own particular circumstances, before making an investment decision.

The Company is a limited liability company that, absent an election to be treated otherwise, is expected to be treated as a partnership for U.S. federal income tax purposes. As a partnership, the Company itself is generally not subject to U.S. federal income tax. Instead, each Member, including each holder of Non-Voting Preferred Units, is generally required to report on their own tax return their allocable share of the Company's income, gain, loss, deduction, and credit for each taxable year, as determined under the allocation provisions of the Company's Operating Agreement, regardless of whether or when the Company actually makes any cash distribution to that Member.

Investors should expect to receive an annual Schedule K-1 (or equivalent) reporting their allocable share of the Company's tax items, which they will generally be required to include on their own tax returns. Because distributions to holders of Non-Voting Preferred Units are made at the sole discretion of the Company's Manager and are not guaranteed, an Investor may be allocated taxable income in a given year without receiving a cash distribution sufficient to pay the resulting tax liability. The Company's Operating Agreement permits, but does not require, the Manager to make “Tax Distributions” intended to help Members cover tax liability arising from allocated income, subject to the availability of Distributable Cash and the Manager's discretion. There is no assurance that Tax Distributions will be made in an amount sufficient to cover an Investor's actual tax liability, or at all.

The Company's Operating Agreement allocates Net Income first to Non-Voting Preferred Unit holders in respect of accrued but undistributed Preferred Return, then in respect of Unreturned Preferred Capital Contribution, and thereafter to all Equity Owners pro rata by Unit holdings; Net Loss is generally allocated pro rata by Unit holdings, subject to capital account limitations. The tax character of amounts received by an Investor, for example as a return of capital, as ordinary income, or as capital gain, will depend on the application of these allocation provisions, the Investor's tax basis in their Units, and other individual factors, and may not correspond directly to the cash distribution amounts described elsewhere in this Form C.

This summary reflects the Company's general understanding of current U.S. federal income tax law and is not binding on the Internal Revenue Service or any other tax authority. It may be subject to review, challenge, or differing interpretation, and U.S. federal, state, local, and non-U.S. tax laws are subject to change, potentially with retroactive effect. All prospective Investors are urged to consult their own advisors with respect to the U.S. federal, state, local, and non-U.S. tax consequences related to the purchase, ownership, and disposition of the Securities based on their own particular circumstances.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Lynne Donner	50%
Mike Schmitz	40%

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Name: Steve Donner
Position: Dothan FC, LLC, President
Dates: Nov, 2024- Present
Full-time or Part-Time: Full Time

Position: President, Dothan Sports and Entertainment, LLC
Dates: Aug 2023- Present
Full-time or Part-Time: Full time

Position: Sports Business Consultant, SFD Sports Consulting
Dates: 2009- Present

Full-time or Part-Time: Full time

Education
University of Dayton, BA Marketing

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Name: Mike Schmitz
Position: Owner, Dothan FC, LLC
Dates: Nov 2024- Present
Full-time or Part-Time: Part Time

Position: Mayor, Dothan, AL
Dates: 2009-2017
Full-time or Part-Time: Full time

Position: Owner, Mike Schmitz Automotive Group
Dates*: [xxx] – Present*
Full-time or Part-Time: Full time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Name: Lynne Donner
Position: Manager, Dothan FC, LLC
Dates: Nov 2024- Present
Full-time or Part-Time: Part Time

Name: Lynne Donner
Position: Client Success Manager, Mobility Market Intelligence
Dates: 2021 - Present
Full-time or Part-Time: Part Time

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Units
Amount outstanding	600,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100%

The Company has the following debt outstanding:

None

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
None					

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
None			

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$9,000	6.00%	$60,000
Stadium/Fan experience enhancements	70.00%	$105,000	25.00%	$250,000
Academy Team Development	0.00%	$0	50.00%	$500,000
Working Capital	24.00%	$36,000	19.00%	$190,000
Total	**100.00%**	**$150,000**	**100.00%**	**$1,000,000**

Business Plan Description

Current Operations

Dothan FC, LLC (the "Company") operates Dothan United, known to its fans as the Dragons, a soccer club competing in USL League Two, the pre-professional tier of the United Soccer League ("USL") system. The Club made its league debut in 2024 in the South Central Division and plays its home matches at Rip Hewes Stadium, a 10,000 seat venue in Dothan, Alabama, the commercial anchor of the Wiregrass region of southeast Alabama. The Wiregrass trade area, which includes the Dothan metro area of roughly 155,000 residents and the broader Dothan-Ozark combined statistical area of approximately 245,000, draws shoppers, patients, and visitors from across the tri-state corner of Alabama, Georgia, and Florida, giving the Club a larger addressable fan and sponsor base than the city's population of roughly 72,000 would suggest on its own.

The Club's on-field results have exceeded expectations for a new franchise. After an inaugural 2024 season, Dothan United went 10-0-2 in regular season play in 2025, nearly doubling its first year point total, finishing second in the South Central Division, and clinching its first playoff berth. The Club then won a competitive bid to host the opening rounds of the USL League Two Southern Conference playoffs at Rip Hewes Stadium, advanced past Fort Lauderdale United in the conference quarterfinal, and reached the national semifinals of a tournament that began with 144 clubs, ultimately falling in a penalty shootout to eventual national champion Vermont Green FC in front of a crowd of more than 4,000. The Club closed the season 16-3 overall as Southern Conference Champions, a result that established Dothan United as one of the more prominent stories in the USL League Two system in only its second year of existence.

The Club built on that momentum in 2026, its third season. Dothan United went 14-1-2 in regular season play, finishing first in the South Central Division and winning the first division title in club history. The Club was again selected to host the opening rounds of the USL League Two Southern Conference playoffs at Rip Hewes Stadium, but its season ended in the conference quarterfinals with a 1-0 home loss. The Club closed the 2026 season 14-2-2 overall, a division championship season that nonetheless ended earlier in the playoffs than the Club's national semifinal run the year before, illustrating how the Club's on-field results, and the attendance and revenue that follow them, can vary meaningfully from season to season.

Attendance and community engagement have been central to that trajectory. The Club's first home opener in 2024 drew more than 5,000 fans, and its first season closed with a reported crowd of more than 7,000 for its final home match, a significant turnout relative to the stadium's 10,000 seat capacity. A dedicated supporters group, the Circle City Inferno, anchors a game day atmosphere built around organized cheering sections, tailgating, and

postgame fireworks, and the Club has developed a recurring slate of themed match day programming intended to broaden its audience beyond core soccer fans. Ahead of the 2025 season, the Club expanded its home schedule to ten matches, opened a second side of Rip Hewes Stadium, and introduced general admission and premium seating options, with season ticket sales reported well above the prior year. For the 2026 season, the Club added a VIP pavilion at the stadium, continuing that investment in the match day experience, and hosted the USL League Two playoff opening rounds at Rip Hewes Stadium for a second consecutive year.

The Club's current revenue base is built on four principal sources: ticket sales (season and individual match tickets), sponsorship and partnership revenue, concessions and merchandise sales, and other miscellaneous revenue. The Club has built a sponsorship roster that includes Coca-Cola, YellaWood, Mercedes-Benz of Dothan, Brightspeed, Elevate Medical, Visit Dothan, and WTVY, among others, reflecting the depth of the Club's relationships with the regional business community.

For its two completed fiscal years, the Club generated total revenue of approximately $313,190 in 2024 and $409,482 in 2025, with sponsorship revenue as the largest single category in both years. The Club recorded a net loss in both years, approximately $332,657 in 2024 and $168,591 in 2025, as it continued to invest in stadium infrastructure, team operations, and its match day product ahead of the revenue growth those investments are intended to produce. This performance is consistent with an early-stage club still building out its facilities and season ticket base, and the growth plan described below outlines the initiatives the Company believes will improve this trend over time.

The Club is led by two key principals with deep, complementary experience. Steve Donner, President, is a sports and entertainment marketing executive with more than thirty years of experience, including over twenty years as a minor league sports owner. His background includes a decade with the NHL's Buffalo Sabres, a role helping launch the Tampa Bay Lightning, where he built a game day model that led the NHL in average attendance, ownership of the Rochester Americans of the AHL, and the founding of nine other start up sports organizations across hockey, soccer, and lacrosse, including an early role helping launch Orlando City, now a top Major League Soccer franchise. Mike Schmitz, Owner, is a longtime Wiregrass business and civic leader, the owner of Mike Schmitz Automotive Group, a former two-term Mayor of Dothan (2009 to 2017), and a former chair of the Dothan City Schools Board of Education, bringing decades of regional business relationships and civic credibility to the Club's ownership group.

Growth Plan and Use of Proceeds

The Company's growth plan is built around a single objective: use the proceeds of this Offering to drive sustained success both on and off the field by investing in the match day

experience, expanding into new lines of business, and strengthening the Club's day to day operations. Rather than pursuing a single initiative, the plan is designed to build multiple, complementary revenue streams so the Club is less dependent on any one source of revenue, on-field results, or a single season's outcome.

The first priority is the match day experience, an area management believes offers the most direct and near-term revenue potential. The centerpiece of this plan is a proposal to install up to 1,000 stadium-style seats in the central column of Rip Hewes Stadium's seating, replacing the bench seating currently in that section, to create an assigned, premium seating option alongside the Club's existing general admission offering. Management expects this upgrade, if implemented, to improve the fan experience and to increase season ticket sales and ticket sales generally, as season tickets convert one-time attendees into committed, repeat customers and provide the Club with a more predictable, recurring revenue base rather than one dependent primarily on walk-up demand. These seating upgrades would be paired with a more efficient concessions operation and expanded streaming capabilities for fans watching remotely, both of which are intended to increase per-fan spending and grow the Club's total revenue from matches held at Rip Hewes Stadium as well as from fans following the team online.

This seating plan is currently a proposal only. It has not been finalized or approved, and its implementation would require the cooperation and approval of the local high school and the applicable government authority that oversee Rip Hewes Stadium. There is no assurance that the Company will obtain the approvals necessary to carry out this plan, or that it will be implemented on the timeline or in the form described above.

The second priority is the launch of a youth soccer academy, together with a dedicated base of operations to support it. Unlike the Club's competitive season, an academy would operate year round, giving the Company a new, diversified revenue stream that is not tied to the timing, length, or outcome of the Club's playing season. It would also deepen the Club's relationship with the community by giving local families a direct, ongoing connection to Dothan United, from youth training through match day attendance, extending the Club's presence in the Wiregrass from a seasonal draw to a year round community fixture.

The third priority is working capital to support the Club's general operating needs as it executes on the initiatives described above and continues to grow attendance, sponsorship revenue, and its youth programming.

Management believes that, taken together, these initiatives are designed to build a more diversified and durable revenue base for the Company by reducing its reliance on any single revenue source or on the outcome of any single season, while supporting the Club's continued growth both on and off the field.

FINANCIAL INFORMATION

Operations

The issuer has revenues and costs of revenue for both fiscal years presented. For the year ended December 31, 2025, the Company generated revenue of $409,482 and cost of revenue of $335,004, resulting in gross profit of $74,478. For the year ended December 31, 2024, the Company generated revenue of $313,190 and cost of revenue of $308,853, resulting in gross profit of $4,337. Revenue is generated primarily from ticket sales, sponsorships, and merchandise and concessions ("product") sales, with sponsorship revenue representing the largest single category in both years.

Expenses of the issuer to date have included advertising and marketing (2025: $64,305; 2024: $57,172), general and administrative expenses (2025: $176,443; 2024: $278,782), and depreciation (2025: $2,321; 2024: $1,040).

Historical performance of the issuer has been that of an early-stage club investing ahead of its revenue base: the Company generated net losses of $168,591 in 2025 and $332,657 in 2024 as it built out stadium infrastructure, team operations, and its fan experience. Historic performance is not representative of expected future performance, as the Company believes the growth initiatives described in this Form C, including the proposed stadium seating upgrade and the planned youth academy, together with continued growth in ticket, sponsorship, and product revenue, will improve its results over time, although there is no assurance this will occur.

The reviewed financial statements display balance sheet activity for the years ended December 31, 2025 and December 31, 2024, including cash and cash equivalents of $17,871 at the end of 2025 and $4,528 at the end of 2024. As of December 31, 2025, the Company had total assets of $53,320, total liabilities of $161,560 (including $134,689 of deferred revenue related to advance ticket and sponsorship sales, $21,194 of accounts payable and accrued expenses, and $5,677 of short-term debt), and total members' equity of $(108,240). As of December 31, 2024, the Company had total assets of $65,065, total liabilities of $163,213 (including $147,971 of deferred revenue, $15,242 of accounts payable and accrued expenses, and no short-term debt), and total members' equity of $(98,148). The $5,677 of short-term debt outstanding as of December 31, 2025 relates to a working capital loan under which the Company received proceeds of $31,500 during 2025; that loan was repaid in full by May 2026. The Company's independent accountant has included an emphasis of matter regarding the Company's ability to continue as a going concern in connection with these results, as described in the Business Risks section above.

Liquidity and Capital Resources

Targeted sources of capital total up to $1,000,000 and are estimated (subject to change) as follows:

Reg CF investment $1,000,000

At this time, the Company's only intended source of capital is this Regulation Crowdfunding offering. The Company has no current plans or commitments to raise capital through any other equity or debt financing. That said, the Company may explore additional equity or debt funding in the future if management determines that doing so would be advantageous to the business, including to support the growth initiatives described in the Business Plan Description. Any such future financing would be undertaken at the Company's discretion and is not a condition of, or guaranteed to follow, this Offering.

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through: https://marketplace.vicinityventures.co/offers/168

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

Offering Risk Factors

Investor should be aware that the Securities involves a significant, and sometimes speculative, degree of risk. Investor should carefully read these Offering Risk Factors prior to making an investment and should be able to bear the complete loss of his investment.

It is impossible to accurately predict the results to an Investor from an investment in the Company because of the Company's business risks associated with a development stage company, the risks associated with a private offering and lack of liquidity. Accordingly, Investor must make his own independent analysis of the potential risks and rewards of an investment in the Securities.

Investor should consider carefully, among other risks, the following risks, and should consult with his own legal, tax, and financial advisors prior to subscribing for Securities with respect thereto.

Business Risks

The Company is an early-stage club with a limited operating history. Dothan United has completed only three full seasons of play (2024 - 2026). There is limited financial and operating history on which an Investor can evaluate the Company's business, its management, or its likelihood of long-term success, and the Company's historical results may not be indicative of its future performance.

The Company has a history of net losses and no assurance of future profitability. The Company recorded net losses of approximately $332,657 in 2024 and $168,591 in 2025, resulting in an accumulated deficit of approximately $501,249 and total members' equity of approximately $(108,240) as of December 31, 2025. There is no assurance that the Company will become profitable at any point in the future, and the Company may require additional capital beyond this Offering to fund its operations and growth plan.

The Company's independent accountant has expressed substantial doubt about the Company's ability to continue as a going concern. In its Review Report on the Company's financial statements for the years ended December 31, 2025 and 2024, the Company's independent accountant included an emphasis of matter noting that the Company has realized losses, incurred negative cash flows from operations, and may continue to generate losses, which raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. The Company's financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management intends to address these conditions with proceeds from this Offering and future revenue-producing activities, but there is no assurance that the Company will be

successful in these efforts, and an Investor could lose all or a substantial part of their investment if the Company is unable to continue as a going concern.

The Company's revenue is significantly dependent on on-field performance. Ticket sales, sponsorship renewals, concessions, and merchandise revenue can all be affected by the Club's win-loss record, playoff appearances, and general competitiveness. The Club's breakout 2025 season, including its Southern Conference championship and national semifinal appearance, may not be repeated in future seasons, and a decline in on-field performance could adversely affect revenue and fan engagement.

The Company's long-term ambitions depend on decisions outside its control. Dothan United competes in USL League Two, a pre-professional tier of the USL system. The Club's stated ambition to move toward semi-professional or professional status depends on decisions made by USL and other third parties that the Company does not control, and there is no assurance that any such transition will occur on any timeline, or at all.

The Company's business is concentrated in a single market and a single venue. The Company's operations are concentrated in the Dothan, Alabama metro area and depend heavily on a single home venue, Rip Hewes Stadium. This concentration limits the Company's addressable fan, sponsor, and customer base relative to clubs located in larger markets or operating multiple venues.

The Company's revenue is seasonal and concentrated in a limited number of home matches. The Club currently plays a limited home schedule (ten matches in the 2025 season), meaning a substantial portion of ticket, concession, and merchandise revenue is generated in a short annual window. Weather, schedule changes, or reduced attendance at even a small number of matches could have an outsized effect on annual revenue.

The Company depends on a concentrated group of sponsors. A significant portion of the Company's revenue comes from a relatively small number of sponsorship and partnership relationships. The loss, non-renewal, or reduction in spending by any major sponsor could materially and adversely affect the Company's revenue. In addition, one of the Company's sponsors is affiliated with one of the Company's owners, as described elsewhere in this Form C, which may present conflicts of interest in negotiating or renewing that relationship.

The Company is dependent on its key principals. The Company's strategy, industry relationships, and community credibility depend heavily on its President, Steve Donner, and its owner, Mike Schmitz. The loss of either individual, or a reduction in their involvement, could materially and adversely affect the Company's business and its ability to execute its growth plan.

The Company's stadium seating upgrade plan is not yet approved and may not be implemented. A key part of the Company's growth plan is a proposal to install up to 1,000 stadium-style seats in the central column of Rip Hewes Stadium, replacing existing bench seating. This plan requires the cooperation and approval of the local high school and the applicable government authority that oversee the stadium, neither of which the Company controls. There is no assurance

this plan will be approved, or that it will be implemented on the timeline or in the form currently contemplated.

The Company's planned youth soccer academy is a new line of business with no operating history. The academy described in the Company's growth plan has not yet launched and will require the Company to build new staffing, facilities, and enrollment, none of which the Company has experience operating. There is no assurance the academy will be launched on the contemplated timeline, achieve sufficient enrollment, or generate the revenue the Company anticipates.

The Company competes for a limited amount of entertainment and discretionary spending. The Company competes with other sports, entertainment, and leisure options in the Wiregrass region and beyond for fans' time and discretionary spending, some of which may be offered by organizations with greater resources or longer operating histories than the Company.

The Company does not own its primary venue and depends on continued access to it. The Company leases Rip Hewes Stadium from the City of Dothan under a memorandum of understanding that commenced in November 2023 and was renewed in April 2025 for a two-year term, with an option to renew for one additional year, in exchange for nominal annual lease payments of $1. This arrangement means the Company does not have long-term, contractually secured control over its home venue; absent a further renewal, the current term could lapse as early as the spring of 2027, and the Company's stadium seating upgrade plan described elsewhere in this Form C would require additional cooperation from the City of Dothan and the local high school that also uses the facility. Any failure to renew this arrangement, or a change in its terms, could materially and adversely affect the Company's operations.

The Company is subject to risks common to sports franchises, including player, coaching, and league affiliation risk. The Company's business depends on its ability to recruit and retain competitive players and coaching staff, and remains subject to the rules, structure, and decisions of USL League Two and the broader USL system, any of which could change in ways that adversely affect the Company.

The Company's match-day atmosphere depends on continued community and supporter engagement. Much of the Club's identity and fan experience is built around grassroots community engagement, including its supporters group, the Circle City Inferno. There is no assurance that this level of community engagement will continue at its current level, and any decline could adversely affect attendance, sponsorship, and the overall fan experience.

Disclosure Regarding a Manager's Prior Bankruptcy Filing Lynne Donner, one of the Company's Managers, has previously been a debtor in two Chapter 7 bankruptcy proceedings, both of which have since been fully discharged. These matters were personal tand did not involve the Company. They do not constitute a disqualifying event under Rule 503 of Regulation Crowdfunding, and the Company does not believe they bear on the Company's own financial condition or prospects.

General economic or regional conditions could adversely affect the Company. A regional economic downturn, reduced consumer discretionary spending, reduced sponsorship budgets, or a

reversal of the Wiregrass region's recent population growth could adversely affect ticket sales, sponsorship revenue, and academy enrollment.

Risks Related to the Structure of the Company and the Offering

An investment in the Company is speculative. An investment in the Securities involves a high degree of risk and should only be considered by Investors who can afford to lose their entire investment. The Company's business objectives must be considered highly speculative, and there is no assurance the Company will achieve its business or financial objectives.

Investors will have no voting rights and no ability to influence the Company's management. The Securities offered in this Offering are Non-Voting Preferred Units, which carry no right to vote on the election of the Company's Manager, any merger or sale of the Company, any amendment to the Company's Operating Agreement, or any other management or governance matter, except for the narrow Protective Provisions described under "Corporate Actions of the Issuer" elsewhere in this Form C.

Distributions are not guaranteed and are made at the sole discretion of the Manager. The Company is not obligated to make any distribution at any particular time, or at all. Even if the Company generates Distributable Cash, the Manager may retain it for working capital, debt service, or anticipated capital expenditures instead of making a distribution. An Investor's ability to realize any return on this investment therefore depends on decisions made by the Manager.

The Securities are illiquid and there is no established trading market. Non-Voting Preferred Units may not be transferred for one year following issuance except in limited circumstances permitted by Regulation Crowdfunding, and are thereafter subject to the Company's right of first refusal. There is no established trading market for the Securities, and none is expected to develop. Investors should be prepared to hold their investment for an indefinite period and may not be able to liquidate their investment if needed.

The Preferred Return is a distribution preference, not a guaranteed payment. The 10% Preferred Return described in this Form C is an accrual that determines priority in the order distributions are paid if and when the Company's Manager elects to make a distribution. It is not interest, and it is not a payment the Company is obligated to make on any annual basis, on any schedule, or at all. If the Manager does not make distributions, whether because the Company retains cash for operations, does not generate sufficient Distributable Cash, or for any other reason, an Investor's Preferred Return will continue to accrue on paper but will not be paid out, and the Investor may never receive any cash return on their investment.

The Company, not the Investor, controls the timing and terms of any redemption. The Company has the right, but not the obligation, to redeem an Investor's Units once that Investor has received a full return of their Preferred Return and Capital Contribution, at a price determined by a formula in the Operating Agreement. Investors have no corresponding right to require the Company to redeem their Units, and no right to withdraw from the Company or demand a return of capital before the Company dissolves.

Investors may be diluted by future issuances of Units. The Company's Manager may authorize the issuance of additional Common Units or Non-Voting Preferred Units in the future with the approval of a majority of Common Unit holders alone. While the Operating Agreement provides that new issuances may not materially and adversely affect the rights and preferences of existing Non-Voting Preferred Units, this is a contractual limitation rather than a consent right, and Investors have no separate approval right over most future issuances.

The Company may engage in related party transactions on terms Investors cannot separately approve. The Company's Manager and officers are permitted to hold outside business interests and to engage in transactions with the Company so long as those transactions are on terms no less favorable to the Company than terms available from an unaffiliated third party. Such transactions need only be disclosed to Common Unit holders, not to Non-Voting Preferred Unit holders, and are not subject to a separate Investor consent right. As described elsewhere in this Form C, one of the Company's owners also owns a business that is a Club sponsor.

Investors must rely on the Manager's judgment across a broad range of decisions. The Company's Manager has broad discretion over the Company's operations, capital allocation, cash reserves, and business strategy, and the Manager and Company officers are indemnified for actions taken in that capacity other than fraud, willful misconduct, or a knowing violation of law. Investors have limited recourse if they disagree with the Manager's business judgment.

The tax treatment of an investment in the Securities is complex and Investor-specific. The Company is a limited liability company, and an investment in Non-Voting Preferred Units may have significant and complex tax consequences that vary by Investor, including the receipt of a Schedule K-1 and potential unrelated business taxable income considerations for certain tax-exempt Investors. Investors should consult their own tax advisors regarding the consequences of this investment.

The purchase price of the Securities was not established by an independent, formal valuation. The purchase price of the Securities has been determined primarily through negotiation between the Company and the Intermediary based on the Company's perceived capital needs, and bears no necessary relationship to any independent, third-party valuation methodology, the Company's assets, book value, or any other established criteria of value.

This Offering depends on the funding portal and related third parties. This Offering is being conducted through Vicinity, LLC as the registered funding portal, together with a third-party escrow facilitator. Investors are dependent on those parties' platforms, processes, and compliance functions to properly process investment commitments, escrow funds, and issue Securities, and any disruption to those parties' operations could delay or otherwise adversely affect this Offering.

The Company's ongoing reporting obligations may terminate over time. The Company's obligation to file annual reports under Regulation Crowdfunding may terminate under certain conditions, including if the Company has filed at least one annual report and has fewer than 300 holders of record, or has filed at least three annual reports and has total assets that do not exceed $10,000,000. If the Company's reporting obligation terminates, Investors may have reduced ongoing access to the Company's financial information.

If the Offering raises only the Target Amount, the Company's growth plan may be significantly reduced in scope. The Company's Target Offering Amount is $150,000, well below the $1,000,000 Maximum Offering Amount. If the Offering raises at or near the Target Amount, the Company may be unable to fully fund the stadium seating upgrade, the youth soccer academy, or the working capital needs described in the Business Plan Description, and the actual use of proceeds could differ substantially from what is described elsewhere in this Form C.

Exhibits

A) Dothan FC, LLC Operating Agreement
B) Dothan FC Investor Subscription Agreement
C) Independently Review GAAP Financial Statements Dothan FC LLC
D) Dothan United Testing the Water's Page

Exhibits

A) Dothan FC, LLC Operating Agreement

OPERATING AGREEMENT
OF
DOTHAN FC, LLC
An Alabama Limited Liability Company

Effective Date: August 07, 2026

This Operating Agreement (this "Agreement") of Dothan FC, LLC, an Alabama limited liability company (the "Company"), is entered into as of the date written above by and among the Members whose signatures appear on the signature page hereof.

The parties agree as follows:

ARTICLE I: DEFINITIONS

The following capitalized terms shall have the meanings set forth below when used in this Agreement. Additional terms may be defined elsewhere in this Agreement, in which case such definitions shall control.

"Act" means the Alabama Limited Liability Company Law of 2014, as amended from time to time (Ala. Code § 10A-5A-1.01 et seq.), or any successor statute.

"Agreement" means this Operating Agreement of Dothan FC, LLC, as amended from time to time.

"Articles of Organization" means the Articles of Formation and/or Organization of the Company as filed with the Alabama Secretary of State on December 20, 2023 (Alabama Entity ID No. 001-112-634), as amended from time to time.

"Bonus Units" means additional Non-Voting Preferred Units issued to an eligible purchaser without additional consideration pursuant to the bonus allocation program described in the Company's Form C and related offering materials. Bonus Units shall not constitute or increase the holder's Capital Contribution or Unreturned Preferred Capital Contribution and shall not accrue any Preferred Return.

"Business" means the ownership and operation of a minor league professional soccer club known as "Dothan United," including its affiliation with United Soccer League, together with related ticketing, sponsorship, merchandising, media rights, hospitality, and youth or community soccer programming, and all activities reasonably incidental or related thereto.

"Capital Account" has the meaning set forth in Section 6.2.

"Capital Contribution" means any contribution to the capital of the Company in cash or property made by or on behalf of an Equity Owner. "Initial Capital Contribution" means the initial contribution made at the time of admission as an Equity Owner.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Common Units" means the class of membership units described in Section 3.1(a) of this Agreement, which carry full voting rights and all other rights and obligations of Common Unit holders under this Agreement.

"Company" means Dothan FC, LLC, an Alabama limited liability company.

"Distributable Cash" means cash held in the bank accounts of the Company (or in such other liquid accounts as the Manager may designate), after payment of or reservation for: (i) all current and near-term liabilities and obligations of the Company then due or becoming due, including player, coaching, and staff compensation and league or affiliation fees; (ii) anticipated capital expenditures and working capital needs as determined by the Manager in good faith; and (iii) any required debt service reserves.

"Economic Interest" means only an Equity Owner's right to share in the profits, losses, and distributions of the Company, without any right to vote on or participate in the management or affairs of the Company.

"Economic Interest Owner" means a Person who holds an Economic Interest but has not been admitted as a Member of the Company.

"Equity Owner" means any Member or Economic Interest Owner.

"Manager" means the Person or Persons serving as manager of the Company from time to time as provided in Article IV. As of the Effective Date, the initial Managers are Mike Schmitz and Lynne Donner. If more than one Person serves as Manager at any time, "Manager" shall refer to such Persons collectively, and the Manager decision-making and deadlock provisions contemplated in Section 4.3 shall apply.

"Member" means each Person admitted as a member of the Company in accordance with this Agreement. As of the Effective Date, the initial Member(s) are Bryan Fosters, Mike Schmitz, and Lynne Donner.

"Net Income" and "Net Loss" mean, for each fiscal year or other relevant period, the excess of Income over Loss, or the excess of Loss over Income, respectively, for such period as determined for federal income tax purposes (excluding items specially allocated under Article VII).

"Non-Voting Preferred Units" means the class of membership units described in Section 3.1(b) of this Agreement, which carry no voting rights and carry the economic preferences and other rights set forth in this Agreement.

"Person" means any individual, corporation, partnership, limited liability company, trust, estate, governmental authority, or other entity.

"Preferred Return" means, with respect to each holder of Non-Voting Preferred Units, an amount equal to ten percent (10%) per annum of such holder's Unreturned Preferred Capital Contribution for each full calendar year, prorated for any partial year on the basis of actual days elapsed in a 365/366-day year, and determined as of December 31 of each year. Accrued Preferred Return is cumulative to the extent not distributed and shall not compound.

"Preferred Unit Price" means $10.00 per Non-Voting Preferred Unit, unless otherwise approved by the holders of a majority of Common Units.

"Qualifying Financing Event" has the meaning set forth in Section 10.2(d). It includes any sale of all or substantially all Company assets or equity, any merger or change of control, any equity financing round at a higher implied per-unit value, or any recapitalization at a higher implied value, in each case occurring within the Lookback Period.

"Qualifying Event Per-Unit Value" has the meaning set forth in Section 10.2(d), being the per-unit implied equity value established by a Qualifying Financing Event, calculated as total equity consideration or post-money equity valuation divided by total Units outstanding immediately prior to such event on a fully diluted basis.

"Redemption Multiple" means the fixed multiple (1.5x) of the Preferred Unit Price used to calculate the Redemption Price under Section 10.2, unless a different multiple is approved in writing by the holders of a majority of the outstanding Non-Voting Preferred Units.

"Buyout Per-Unit Value" has the meaning set forth in Section 10.2(b)(iii). It equals the Preferred Unit Price multiplied by the Redemption Multiple in effect as of the date of the Redemption Notice, and is used solely to calculate the True-Up Payment under Section 10.2(d).

"Lookback Period" means the twelve (12) month period following the Redemption Date during which the True-Up protection under Section 10.2(d) applies.

"Preferred Return" — see above.

"Redeemed Investor" has the meaning set forth in Section 10.2, being the Non-Voting Preferred Unit holder whose Units are being redeemed by the Company pursuant to that Section.

"Redeemed Units" has the meaning set forth in Section 10.2(b)(i), being the Non-Voting Preferred Units held by the Redeemed Investor that are subject to a redemption under Section 10.2.

"Redemption Date" means the date on which the closing of a redemption under Section 10.2 occurs and the Redeemed Investor transfers the Redeemed Units to the Company.

"Redemption Notice" has the meaning set forth in Section 10.2, being the written notice delivered by the Company to a Non-Voting Preferred Unit holder initiating the redemption process.

"Redemption Price" has the meaning set forth in Section 10.2(b), being the amount payable to the Redeemed Investor in exchange for the Redeemed Units, calculated as (Preferred Unit Price x Redemption Multiple x Redeemed Units), subject to the capital contribution floor described therein.

"Reg CF" means Regulation Crowdfunding promulgated under Section 4(a)(6) of the Securities Act of 1933, as amended (17 C.F.R. §§ 227.100 through 227.503).

"Reg CF Lock-Up Period" has the meaning set forth in Section 9.2, being the one-year period after issuance during which Non-Voting Preferred Units issued under Reg CF may not be transferred except to the permitted transferees described therein.

"Transfer" has the meaning set forth in Section 9.1, meaning any sale, assignment, pledge, hypothecation, gift, bequest, or other direct or indirect disposition of all or any portion of a Member's Units or any economic interest therein, whether voluntary, involuntary, or by operation of law.

"Treasury Regulations" or "Regulations" means the regulations promulgated under the Code, including temporary and proposed regulations, as amended from time to time.

"True-Up Payment" has the meaning set forth in Section 10.2(d), being the additional cash amount payable to a Redeemed Investor if a Qualifying Financing Event occurs within the Lookback Period at a Qualifying Event Per-Unit Value exceeding the Buyout Per-Unit Value.

"Units" means the units of each class representing a Member's interest in the Company, including all rights and obligations attributable to such units under this Agreement and the Act.

"Unreturned Preferred Capital Contribution" means, with respect to any Non-Voting Preferred Unit holder and at any time, such holder's total Capital Contributions to the Company reduced by the aggregate amount of distributions made to such holder that constitute a return of capital pursuant to Sections 8.2 and 8.3. If any Non-Voting Preferred Units are transferred in accordance with this Agreement, the transferee shall succeed to the Unreturned Preferred Capital Contribution of the transferor attributable to the transferred Units.

ARTICLE II: FORMATION AND COMPANY INFORMATION

2.1 Name; Formation. The name of the Company is Dothan FC, LLC. The Company was formed upon the filing of the Articles of Organization with the Alabama Secretary of State on December 20, 2023 (Alabama Entity ID No. 001-112-634). The Company shall be governed by the Act, except as modified by the Articles of Organization or this Agreement.

2.2 Term. The term of the Company is perpetual, unless the Company is earlier dissolved and its affairs wound up in accordance with this Agreement or the Act.

2.3 Principal Office; Registered Agent. The principal office of the Company shall be located at Dothan FC, LLC, 1609 W. Main Street, Suite 203, Dothan, Alabama 36305, or such other place as the Manager may designate from time to time. The registered agent of the Company shall be Dothan FC, LLC, c/o Lynne Donner, 120 Prestwick Drive, Dothan, Alabama 36305, or such other person or entity as the Manager may designate in accordance with the Act.

2.4 Purpose. The purpose of the Company is to own and operate the Business, including the Company's affiliated minor league professional soccer club, and any other lawful business activity approved by the Manager, including the development of related revenue lines such as ticketing, sponsorship, merchandising, media rights, hospitality, and community or youth programming.

2.5 EIN. The Company's Employer Identification Number ("EIN") is 93-4942446.

ARTICLE III: OWNERSHIP INTERESTS

3.1 Classes of Units. There shall be two classes of membership interests in the Company, each denominated in Units:

> **(a) Common Units.** Common Units shall carry full voting rights and all other rights and obligations provided for Common Unit holders in this Agreement.
>
> **(b) Non-Voting Preferred Units.** Non-Voting Preferred Units shall carry no voting rights whatsoever, except as expressly required by applicable law or as set forth in Section 5.3 (Protective Provisions). Non-Voting Preferred Units shall carry the economic preferences and other rights set forth in this Agreement.

3.2 Initial Common Units; Founding Members. As of the Effective Date, the Company shall have 600,000 Common Units issued and outstanding, allocated as set forth on **Exhibit A attached hereto**. Each founding Common Unit holder shall execute this Agreement as a Member.

3.3 Non-Voting Preferred Units. The Company is authorized to issue Non-Voting Preferred Units in connection with its Regulation Crowdfunding offering and any future issuances approved by the Manager and, to the extent required by this Agreement, the Common Unit holders. The following terms apply to all Non-Voting Preferred Units:

> **(a) Price.** Unless otherwise approved by the Common Unit holders, Non-Voting Preferred Units shall be issued at the Preferred Unit Price of $10.00 per Unit.
>
> **(b) No Voting Rights**. Holders of Non-Voting Preferred Units shall have absolutely no right to vote on or consent to any matter relating to the management or affairs of the Company, including but not limited to the election or removal of the Manager, the approval of any transaction, amendment, or dissolution, or any other matter submitted to the Members for a vote. This restriction shall be absolute and shall not be waived or modified except by a written amendment to this Agreement approved in accordance with Section 5.3.

(c) No Capital Calls. Holders of Non-Voting Preferred Units shall not be subject to any capital calls, assessments, or obligations to make additional capital contributions to the Company under any circumstances. The only obligation of a Non-Voting Preferred Unit holder to the Company is the payment of the Preferred Unit Price at the time of subscription.

(d) Preferred Return. Each holder of Non-Voting Preferred Units shall be entitled to accrue a Preferred Return equal to ten percent (10%) per annum on such holder's Unreturned Preferred Capital Contribution, calculated on a simple (non-compounding) basis, prorated for any partial calendar year based on a 365/366-day year, and determined as of December 31 of each year. Accrued Preferred Return shall be cumulative to the extent not distributed and shall not compound.

(e) Liquidation and Transfer. Non-Voting Preferred Units shall be subject to the transfer restrictions set forth in Article IX, including the Regulation Crowdfunding transfer restrictions of Section 9.2.

(f) Company Redemption Right. The Company holds an option, exercisable at any time after the holder's full Preferred Return and original Capital Contribution have been returned through distributions, to redeem all Units held by any individual Non-Voting Preferred Unit holder at the Redemption Price calculated in accordance with Section 10.2, subject to the good-faith protection and True-Up Payment provisions set forth therein.

(g) Bonus Units. In connection with the Company’s Regulation Crowdfunding offering, the Company may issue Bonus Units to eligible purchasers in accordance with the bonus allocation program disclosed in the Company’s Form C and related offering materials. Bonus Units shall be rounded up to the nearest whole Unit and shall otherwise have the same rights, restrictions, and characteristics as other Non-Voting Preferred Units; provided, however, that Bonus Units shall not constitute or increase the holder’s Capital Contribution or Unreturned Preferred Capital Contribution and shall not accrue any Preferred Return.

3.4 Additional Units. The Manager may, upon the approval of the holders of a majority of the outstanding Common Units, authorize the issuance of additional Common Units or Non-Voting Preferred Units. No such issuance shall be made on terms that would materially and adversely affect the rights, preferences, or economic interests of existing Non-Voting Preferred Unit holders without the prior written consent required under Section 5.3.

3.5 No Fractional Units. The Company shall not issue fractional Units. Except for Bonus Units, which shall be rounded as provided in Section 3.3(g), all Unit calculations resulting in a fraction shall be rounded *down* to the nearest whole Unit.

ARTICLE IV: MANAGEMENT

4.1 Management by Manager. Except as otherwise expressly provided in this Agreement, the management, operation, and control of the Company and its business are vested exclusively in the Manager. The Manager shall have all powers necessary or desirable to carry out the purposes and business of the Company, including the authority to bind the Company in contract, open and maintain bank accounts, hire and discharge employees and staff, negotiate and enter into league affiliation, sponsorship, media, and venue agreements, and take all other actions in furtherance of the Company's business. No Member, and no holder of Non-Voting Preferred Units or other Economic Interest, shall have any authority to act for or bind the Company or to participate in the management of the Company's business and affairs. This exclusive vesting of management authority in the Manager, and the corresponding absence of any governance role for Non-Voting Preferred Unit holders, is a fundamental and material term of this Agreement.

4.2 Initial Managers. The initial Managers of the Company are Mike Schmitz and Lynne Donner. Each Manager shall serve until resignation, death, disability, or removal as provided herein.

4.3 Multiple Managers; Decision-Making. If at any time more than one Person serves as Manager, such Persons shall act by majority approval on ordinary course matters unless this Agreement or a separate management agreement approved by the Common Unit holders establishes a different decision-making, deadlock, or tiebreaker mechanism.

4.4 Election and Removal. The Manager shall be elected and may be removed by the affirmative vote of the holders of a majority of the outstanding Common Units, with or without cause.

4.5 Resignation; Vacancy. The Manager may resign upon thirty (30) days' prior written notice to the Common Unit holders. If the Manager position becomes vacant for any reason, a successor Manager shall be elected by the holders of a majority of the outstanding Common Units as promptly as practicable.

4.6 Reserved Matters. Notwithstanding Section 4.1, the following actions shall require the prior approval of the holders of a majority of the outstanding Common Units: (a) admission of new Common Unit holders or issuance of additional Common Units; (b) amendment of this Agreement or the Articles of Organization, except as permitted under Section 12.2; (c) approval of a merger, consolidation, or sale of all or substantially all of the assets of the Company; (d) dissolution of the Company; and (e) any other matter expressly requiring Member approval under this Agreement or the Act. Non-Voting Preferred Unit holders have no approval right over any Reserved Matter, except as expressly set forth in Section 5.3.

4.7 Officers. The Manager may appoint one or more officers of the Company, including a President, Vice President, Secretary, Treasurer, and such other officers as the Manager deems appropriate, including any officers responsible for soccer operations, ticketing, or sponsorship. Officers shall serve at the pleasure of the Manager and shall have such authority as the Manager may delegate to them.

4.8 Liability; Indemnification. Neither the Manager nor any officer shall be personally liable for any debt, obligation, or liability of the Company solely by reason of serving in such capacity. The Company shall indemnify, defend, and hold harmless the Manager and each officer from and against any claims, damages, losses, liabilities, costs, and expenses (including reasonable attorneys' fees) incurred by reason of any act or omission in connection with the management of the Company's business, provided that such act or omission did not constitute fraud, willful misconduct, or a knowing violation of law. The foregoing indemnification shall be funded solely from Company assets; no Member shall be personally obligated to fund any indemnification obligation.

4.9 Conflicts of Interest. The Manager and any officer may engage in other business activities and shall not be required to devote full time to the management of the Company. Transactions between the Company and the Manager, any officer, or any affiliate thereof shall be on terms no less favorable to the Company than those available from unaffiliated third parties and shall be disclosed to the Common Unit holders in advance of consummation. Nothing in this Section shall limit the Manager's fiduciary duties to the Members as established under the Act.

ARTICLE V: MEMBER VOTING

5.1 Voting Rights of Common Unit Holders. Except as otherwise provided in this Agreement, all voting rights of the Members are vested exclusively in the holders of Common Units. Each Common Unit shall entitle its holder to one (1) vote on all matters submitted to the Common Unit holders for approval, including the election and removal of the Manager. Unless this Agreement requires a higher threshold or the Act requires otherwise, approval of any matter submitted to the Common Unit holders shall require the affirmative vote of holders of a majority of the outstanding Common Units.

5.2 No Voting Rights of Non-Voting Preferred Unit Holders. Holders of Non-Voting Preferred Units shall have no voting rights whatsoever with respect to any matter relating to the management or affairs of the Company, including but not limited to the election or removal of the Manager, any merger or sale of the Company, any amendment to this Agreement, or any dissolution of the Company. This is a fundamental and permanent feature of the Non-Voting Preferred Units and may not be modified except by the written consent of an adversely affected holder as contemplated by Section 5.3.

5.3 Protective Provisions. Notwithstanding Section 5.2, and solely as narrow financial protections rather than any grant of management or governance authority, the following actions shall require the prior approval of the holders of a majority of the outstanding Non-Voting Preferred Units, voting as a separate class:

(a) Any amendment to this Agreement that would (i) reduce the Preferred Return rate, (ii) alter the distribution waterfall set forth in Sections 8.2 or 8.3 in a manner adverse to the Non-Voting

Preferred Unit holders, (iii) modify the definition of Unreturned Preferred Capital Contribution, or (iv) otherwise materially and adversely alter the economic rights of the Non-Voting Preferred Unit holders;

(b) The creation or authorization of any new class of Units that ranks senior to or pari passu with the Non-Voting Preferred Units with respect to distributions or liquidation proceeds; and

(c) Any action that would impose capital calls or other financial obligations on Non-Voting Preferred Unit holders beyond their initial subscription amount.

These Protective Provisions do not confer, and shall not be construed to confer, any right to vote on or participate in the management, operations, personnel, competitive, or strategic decisions of the Company or its soccer club.

5.4 Member Actions; Meetings. Actions of the Common Unit holders may be taken at a meeting duly called and held, or by written consent (including electronic consent) without a meeting signed by the holders of at least the minimum percentage of Units required to approve the action in question. The Manager may call a meeting of the Common Unit holders upon not less than ten (10) days' prior written notice. Any meeting may be held by telephone, video conference, or other electronic means.

ARTICLE VI: CAPITAL CONTRIBUTIONS AND ACCOUNTS

6.1 Capital Contributions. Each Member's Capital Contribution to the Company shall be as set forth on Exhibit A (as updated from time to time to reflect admitted Members and their contributions). No Member shall be required to make any additional Capital Contribution without such Member's written consent. No interest shall be paid on any Capital Contribution.

6.2 Capital Accounts. A separate Capital Account shall be maintained for each Equity Owner in accordance with the following rules:

(a) Each Equity Owner's Capital Account shall be credited with (i) such Equity Owner's Capital Contributions, (ii) such Equity Owner's allocable share of Net Income and items of income and gain, and (iii) the fair market value of any property contributed by such Equity Owner (net of liabilities assumed by the Company in connection therewith).

(b) Each Equity Owner's Capital Account shall be debited with (i) the amount of cash distributed to such Equity Owner, (ii) the fair market value of property distributed to such Equity Owner (net of liabilities of the Company assumed by such Equity Owner in connection therewith), and (iii) such Equity Owner's allocable share of Net Loss and items of loss and deduction.

(c) Capital Accounts shall be adjusted to reflect any revaluation of Company property as permitted under the applicable Treasury Regulations.

6.3 No Interest; No Return of Contributions. No Member shall be entitled to interest on such Member's Capital Contribution or to a return of such contribution, except as specifically provided in this Agreement or upon dissolution of the Company. No Member shall have priority over any other Member with respect to return of Capital Contributions, except as provided in the distribution waterfall in Article VIII.

ARTICLE VII: ALLOCATIONS

7.1 Allocation of Net Income and Net Loss. Except as otherwise provided herein, Net Income and Net Loss for each fiscal year shall be allocated among the Equity Owners as follows:

(a) Net Income. Net Income shall be allocated: first, to the Non-Voting Preferred Unit holders in proportion to their respective accrued but undistributed Preferred Returns, until such accrued Preferred Returns are fully allocated; second, to the Non-Voting Preferred Unit holders in proportion to their Unreturned Preferred Capital Contributions, until each such holder's Capital Account equals such holder's Unreturned Preferred Capital Contribution; and third, the remaining Net Income, if any, shall be allocated to all Equity Owners pro rata in proportion to their respective Unit holdings.

(b) Net Loss. Net Loss shall be allocated to all Equity Owners pro rata in proportion to their respective Unit holdings; provided, however, that Net Loss shall not be allocated to any Equity Owner to the extent such allocation would cause or increase a negative balance in such Equity Owner's Capital Account beyond such Equity Owner's obligation (if any) to restore a deficit Capital Account balance.

7.2 Tax Allocations. For income tax purposes, each item of Company income, gain, loss, deduction, and credit shall be allocated among the Equity Owners in the same manner as its corresponding item is allocated for book purposes pursuant to Section 7.1, except as may be required by Section 704(c) of the Code and the applicable Treasury Regulations. The parties intend that this Agreement shall be construed in a manner consistent with the requirements of Sections 704(b) and 704(c) of the Code and the Treasury Regulations thereunder. Allocations pursuant to this Agreement are solely for tax purposes and shall have no effect on any Equity Owner's rights or obligations other than as provided in this Agreement.

ARTICLE VIII: DISTRIBUTIONS

8.1 Tax Distributions. To the extent that the Company has available Distributable Cash and in the Manager's reasonable determination such distributions are appropriate, the Manager may cause the Company to make cash distributions to each Member in amounts reasonably estimated to equal such Member's federal and state income tax liability arising from such Member's allocable share of the Company's taxable income ("Tax Distributions"). Tax Distributions shall be treated as

advances against, and shall reduce, the next regular distribution otherwise payable to such Member pursuant to Section 8.2.

8.2 Operating Distributions. Subject to the retention of reasonable reserves for the Company's working capital needs, debt service obligations, and anticipated capital expenditures as determined by the Manager, Distributable Cash from operations shall be distributed to the Equity Owners as follows and in the following order of priority:

(a) First, until each holder of Non-Voting Preferred Units has received (i) the full amount of all accrued and unpaid Preferred Return attributable to such holder's Non-Voting Preferred Units and (ii) a full return of such holder's Unreturned Preferred Capital Contribution, Distributable Cash shall be distributed as follows:

(i) seventy-percent (70%) shall be distributed to the holders of Non-Voting Preferred Units, pro rata among such holders in proportion to their respective accrued and unpaid Preferred Return plus Unreturned Preferred Capital Contribution; and

(ii) thirty-percent (30%) shall be distributed to the holders of Common Units, pro rata in proportion to their respective Common Unit holdings.

Amounts distributed to a holder of Non-Voting Preferred Units under this subsection shall be applied first to such holder's accrued and unpaid Preferred Return and thereafter as a return of such holder's Unreturned Preferred Capital Contribution.

(b) Thereafter, all remaining Distributable Cash shall be distributed to all Equity Owners (including holders of Non-Voting Preferred Units and holders of Common Units) pro rata in proportion to their respective Unit holdings, treating all classes of Units together as a single class for this purpose.

The Manager shall determine the timing and amount of distributions in the Manager's reasonable discretion. The Company is not required to make any particular distribution or to make distributions at any regular interval.

8.3 Liquidating Distributions. Upon dissolution, liquidation, or winding up of the Company, or upon the sale of all or substantially all of the Company's assets, the Company's available assets, after payment of or provision for all debts, liabilities, and obligations of the Company (including the expenses of winding up and the establishment of such reserves as the Manager or liquidating trustee deems reasonably necessary for contingent or unknown liabilities), shall be distributed to the Equity Owners in the following order of priority:

(a) First, until each holder of Non-Voting Preferred Units has received (i) the full amount of all accrued and unpaid Preferred Return attributable to such holder's Non-Voting Preferred Units and (ii) a full return of such holder's Unreturned Preferred Capital Contribution, the assets available for distribution shall be distributed as follows:

(i) seventy percent (70%) shall be distributed to the holders of Non-Voting Preferred Units, pro rata among such holders in proportion to their respective accrued and unpaid Preferred Return plus Unreturned Preferred Capital Contribution; and

(ii) thirty percent (30%) shall be distributed to the holders of Common Units, pro rata in proportion to their respective Common Unit holdings.

Amounts distributed to a holder of Non-Voting Preferred Units under this subsection shall be applied first to such holder's accrued and unpaid Preferred Return and thereafter as a return of such holder's Unreturned Preferred Capital Contribution.

(b) Thereafter, any remaining assets shall be distributed to all Equity Owners pro rata in proportion to their respective Unit holdings, treating all classes of Units together as a single class for this purpose.

8.4 Withholding. The Company is authorized to withhold from any distribution to any Member such amounts as may be required to be withheld by applicable federal, state, or local tax law. Any amounts so withheld shall be treated as having been distributed to such Member for all purposes of this Agreement.

8.5 Limitations on Distributions. Notwithstanding anything herein to the contrary, no distribution shall be made to any Equity Owner if, after giving effect to such distribution, the Company would be unable to pay its debts as they become due in the ordinary course of business, as determined by the Manager in good faith and in accordance with the Act.

ARTICLE IX: TRANSFER RESTRICTIONS

9.1 General Restriction on Transfer. No Equity Owner may Transfer all or any portion of such Equity Owner's Units without compliance with the provisions of this Article IX. Any purported Transfer that does not comply with this Article IX shall be null and void and of no force or effect.

9.2 Regulation Crowdfunding Transfer Restrictions. Non-Voting Preferred Units issued pursuant to Regulation Crowdfunding ("Reg CF") may not be transferred by any purchaser of such Units during the one-year period beginning on the date such Units were issued (the "Reg CF Lock-Up Period"), unless the transfer is: (a) to the Company; (b) to an accredited investor (as defined in Rule 501(a) under Regulation D); (c) as part of an offering registered with the Securities and Exchange Commission; or (d) to a member of the family of the purchaser (including a spouse, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), to a trust controlled by the purchaser, or to a trust created for the benefit of a family member of the purchaser, or in connection with the death or divorce of the purchaser or other similar circumstance, in each case in compliance with applicable securities laws. After expiration of the

Reg CF Lock-Up Period, transfers of Non-Voting Preferred Units shall remain subject to the right of first refusal set forth in Section 9.4 and all applicable securities laws.

9.3 Permitted Transfers of Common Units. A Common Unit holder may transfer Common Units to a trust, family limited partnership, or similar estate planning vehicle for the benefit of such holder or such holder's immediate family members, provided that (a) such holder retains effective control of such vehicle, (b) such holder provides prior written notice to the Manager, (c) the transferee agrees in writing to be bound by this Agreement, and (d) the transfer does not violate applicable securities laws. Any other transfer of Common Units shall require the prior written consent of the holders of a majority of the outstanding Common Units (excluding the Units of the transferring holder).

9.4 Right of First Refusal. If any Equity Owner (the "Selling Holder") desires to transfer all or any portion of such holder's Units (other than pursuant to a permitted transfer under Section 9.3 or an exempt Reg CF transfer under Section 9.2) to a bona fide third party purchaser (the "Third Party Purchaser"), the Selling Holder shall first deliver written notice to the Company (the "Transfer Notice") setting forth in reasonable detail: (a) the number and class of Units proposed to be transferred; (b) the identity of the Third Party Purchaser; (c) the purchase price and form of consideration; and (d) all other material terms of the proposed transfer.

(a) The Company shall have thirty (30) days after receipt of the Transfer Notice to elect to purchase all (but not less than all) of the Units described in the Transfer Notice on the same terms and conditions set forth therein by delivering written notice of such election to the Selling Holder.

(b) If the Company does not elect to exercise its right of first refusal within such thirty (30) day period, the Selling Holder may consummate the proposed transfer to the Third Party Purchaser on terms no more favorable to the Third Party Purchaser than those described in the Transfer Notice, within ninety (90) days following the expiration of the Company's thirty (30) day election period. Any such permitted transfer shall be subject to the transferee executing a joinder agreement to this Agreement in form and substance reasonably acceptable to the Manager.

(c) If the proposed transfer is not consummated within such ninety (90) day period, the Selling Holder must again comply with the procedures of this Section 9.4 before effecting any transfer.

9.5 Securities Law Compliance. No transfer of Units of any class shall be permitted unless the Manager has received an opinion of counsel reasonably satisfactory to the Manager that the proposed transfer does not require registration under the Securities Act of 1933, as amended, or any applicable state securities laws, or unless such transfer is made pursuant to an effective registration statement. The Company has no obligation or intention to register any Units for resale.

9.6 Admission of Transferee as Member. A permitted transferee of Common Units shall be admitted as a Member only upon (a) execution of a joinder to this Agreement, (b) payment of any reasonable administrative fees charged by the Company, and (c) compliance with all conditions set forth in this Article IX. A permitted transferee of Non-Voting Preferred Units that satisfies the requirements of Sections 9.2, 9.4, and 9.5 shall hold such Units as an Economic Interest Owner with the economic rights of a Non-Voting Preferred Unit holder but without any rights of a Member unless and until admitted as a Member in accordance with this Section 9.6.

ARTICLE X: WITHDRAWAL; REDEMPTION

10.1 No Withdrawal. No Member has the right to withdraw from the Company or to demand or receive the return of such Member's Capital Contribution or Units prior to dissolution of the Company, except as otherwise expressly provided in this Agreement. Any purported withdrawal in violation of this Section 10.1 shall be null and void.

10.2 Company Redemption Right. The Company shall have the right, but not the obligation, to redeem all (but not less than all) of the Non-Voting Preferred Units held by any individual Non-Voting Preferred Unit holder (the "Redeemed Investor") by delivering written notice to such holder (a "Redemption Notice"). The Company may exercise this right against individual holders independently and is not required to redeem all Non-Voting Preferred Unit holders simultaneously. The Redemption Notice shall specify the proposed Redemption Date (which shall be not less than thirty (30) days after delivery of the notice) and shall include the Company's calculation of the Redemption Price with supporting detail. The following terms govern this Section 10.2:

10.2(a) Condition Precedent. The Company may not deliver a Redemption Notice to any Non-Voting Preferred Unit holder unless and until, as of the date of the Redemption Notice, such holder has received through prior distributions the full amount of both: (i) all accrued and unpaid Preferred Return attributable to such holder's Non-Voting Preferred Units, and (ii) a complete return of such holder's original Capital Contribution, such that such holder's Unreturned Preferred Capital Contribution equals zero. For the avoidance of doubt, the Company may not use this redemption right to substitute for its obligation to make distributions — the investor's Preferred Return and capital must first be fully paid out through the distribution waterfall in Section 8.2 before this buyout right is available.

10.2(b) Redemption Price. The "Redemption Price" payable to the Redeemed Investor shall be calculated as follows:

(i) Base Formula. Redemption Price = Preferred Unit Price x Redemption Multiple x Redeemed Units. Using a fixed multiple of the original Preferred Unit Price, rather than a multiple of trailing EBITDA, avoids a distorted or near-zero result during periods when the Company's soccer operations are running at or near break-even, which is common for minor

league clubs. "Redeemed Units" means the number of Non-Voting Preferred Units held by the Redeemed Investor.

(ii) Floor. Notwithstanding the foregoing, the Redemption Price shall not be less than the Redeemed Investor's original Capital Contribution (i.e., the aggregate Preferred Unit Price paid for the Redeemed Units), even where such amount has already been returned through prior distributions.

(iii) Buyout Per-Unit Value. For purposes of the True-Up calculation in Section 10.2(d), the "Buyout Per-Unit Value" shall equal the Preferred Unit Price multiplied by the Redemption Multiple in effect as of the date of the Redemption Notice.

10.2(c) Dispute/Objection; Payment. The Redeemed Investor shall have fifteen (15) days after receipt of the Redemption Notice to object in writing to the Company's calculation of the Redemption Price, stating in reasonable detail the basis for the objection. The Company and the Redeemed Investor shall attempt in good faith to resolve any timely objection before the Redemption Date. The failure to deliver a timely written objection shall constitute acceptance of the Company's calculation. Any unresolved dispute shall be subject to the jurisdiction and dispute-resolution provisions of this Agreement; provided, however, that the Company shall timely pay any portion of the Redemption Price that is not subject to a good-faith dispute.

Payment of the Redemption Price shall be made: (i) in full in cash at the closing of the redemption; or (ii) at the Company's election, in three equal annual installments, with the first installment paid at closing and subsequent installments paid on the twelve-month and twenty-four-month anniversaries of the closing, together with interest on all deferred amounts at the Prime Rate (as published by the Wall Street Journal) plus one percent (1%) per annum. Upon receipt of the first installment (or full payment if paid at closing), the Redeemed Investor shall transfer the Redeemed Units to the Company free and clear of all liens and encumbrances and shall execute a general release of all claims against the Company arising out of or relating to such holder's ownership of the Redeemed Units.

10.2(d) Good-Faith Protection—Financing Event True-Up. If, within twelve (12) months following the Redemption Date (the "Lookback Period"), the Company consummates a Qualifying Financing Event at a per-unit implied value exceeding the Buyout Per-Unit Value, the Company shall pay the Redeemed Investor an additional cash amount (the "True-Up Payment") calculated as follows:

True-Up Payment = (Qualifying Event Per-Unit Value - Buyout Per-Unit Value) x Redeemed Units

"**Qualifying Financing Event**" means any of the following transactions closing during the Lookback Period: (A) a sale of all or substantially all of the Company's assets or equity; (B) a merger or consolidation resulting in a change of control of the Company; (C) any equity

financing round (including any Regulation Crowdfunding offering, private placement, or other issuance of equity securities) at an implied per-unit value greater than the Buyout Per-Unit Value; or (D) any recapitalization of the Company at an implied per-unit value greater than the Buyout Per-Unit Value.

"**Qualifying Event Per-Unit Value**" means the per-unit implied equity value established by the Qualifying Financing Event, calculated as (total equity consideration or post-money equity valuation implied by such event) / (total Units outstanding immediately prior to such event, on a fully diluted basis).

The True-Up Payment shall not exceed the amount necessary to bring the Redeemed Investor's total redemption proceeds (Redemption Price plus True-Up Payment) to the level the Redeemed Investor would have received had the Qualifying Event Per-Unit Value been used as the buyout price. The True-Up Payment shall be due and payable within thirty (30) days of the closing of the Qualifying Financing Event, together with a written statement showing the calculation in reasonable detail.

The following shall *not* constitute Qualifying Financing Events for purposes of this Section 10.2(d): (i) issuances of Units to employees, contractors, advisors, or service providers pursuant to any equity incentive or compensation arrangement; (ii) debt financings not involving an equity component or equity conversion right; or (iii) any transaction that was approved in writing by the Redeemed Investor prior to the applicable Redemption Date.

10.2(e) General. The redemption right set forth in this Section 10.2 shall be the Company's sole and exclusive right to compel the repurchase of Non-Voting Preferred Units. No Redeemed Investor shall have any obligation to accept a redemption unless the conditions of Section 10.2(a) are fully satisfied. Nothing in this Section 10.2 shall limit or otherwise affect the Company's obligation to make distributions to Non-Voting Preferred Unit holders in accordance with Article VIII prior to the exercise of any redemption. The True-Up right set forth in Section 10.2(d) shall survive the closing of any redemption and the execution of any general release, it being the intent of the parties that such release shall not be construed to waive the Redeemed Investor's right to receive the True-Up Payment if a Qualifying Financing Event occurs within the Lookback Period.

ARTICLE XI: DISSOLUTION AND WINDING UP

11.1 Events of Dissolution. The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events: (a) the written consent of the holders of a majority of the outstanding Common Units to dissolve the Company; or (b) any event requiring dissolution of the Company under the Act. The bankruptcy, death, disability, or withdrawal of any Member shall not, by itself, cause the dissolution of the Company.

11.2 Winding Up. Upon dissolution, the Manager (or, if the Manager is unavailable, a liquidating trustee appointed by the holders of a majority of the outstanding Common Units) shall wind up the affairs of the Company as promptly as reasonably practicable, including by (a) selling or otherwise liquidating the Company's assets, (b) discharging or making reasonable provision for all liabilities and obligations of the Company, (c) allocating any resulting Net Income or Net Loss in accordance with Article VII, and (d) distributing the remaining assets in accordance with Section 8.3. Upon completion of winding up, the Manager or liquidating trustee shall file Articles of Termination with the Alabama Secretary of State.

11.3 Return of Contribution Nonrecourse. Upon dissolution, each Equity Owner shall look solely to the assets of the Company for the return of such Equity Owner's Capital Contribution. If the remaining Company assets are insufficient to return the Capital Contribution of any Equity Owner after satisfaction of all higher-priority claims under Section 8.3, such Equity Owner shall have no recourse against any other Equity Owner or the Manager.

ARTICLE XII: MISCELLANEOUS

12.1 Amendments. Except as otherwise provided in this Agreement (including the protective provisions of Section 5.3), this Agreement may be amended or modified only by a written instrument executed by the Manager and approved by the holders of a majority of the outstanding Common Units. Any amendment that would disproportionately and adversely affect the economic rights of any individual Equity Owner with respect to that Equity Owner's Units relative to other Units of the same class must also be consented to in writing by such adversely affected Equity Owner.

12.2 Investment Representations. Each Equity Owner acknowledges and agrees that: (a) the Units have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be resold, transferred, or otherwise disposed of unless registered or an exemption from registration is available; (b) with respect to Non-Voting Preferred Units, transfers are additionally subject to the restrictions of Regulation Crowdfunding and Section 9.2; (c) such Equity Owner is acquiring the Units for investment purposes and not with a view to distribution; and (d) the Company has no obligation or intention to register any Units for resale.

12.3 Entire Agreement. This Agreement, together with the Articles of Organization and Exhibit A, constitutes the entire agreement and understanding among the parties with respect to its subject matter and supersedes all prior agreements, representations, and understandings, whether written or oral, relating to the subject matter hereof.

12.4 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Alabama, without regard to its conflict of law principles. To the extent any provision of this Agreement is inconsistent with a non-waivable provision of the Alabama Limited Liability Company Law of 2014 (Ala. Code § 10A-5A-1.01 et seq., as amended),

such provision of the Act shall control. For all other matters, this Agreement shall take precedence over the default rules of the Act.

12.5 Jurisdiction. Any legal action or proceeding arising out of or relating to this Agreement or the affairs of the Company shall be brought exclusively in the state or federal courts located in Houston County, Alabama. Each party hereby consents to the personal jurisdiction and venue of such courts and waives any objection to improper venue or inconvenient forum. In any such action, the prevailing party shall be entitled to recover such party's reasonable attorneys' fees, costs, and expenses from the non-prevailing party.

12.6 Notices. All notices, demands, and other communications under this Agreement shall be in writing and shall be deemed delivered when (a) personally delivered, (b) sent by nationally recognized overnight courier (receipt confirmed), (c) sent by registered or certified mail (postage prepaid, return receipt requested), or (d) sent by email with confirmation of receipt from the recipient (not an automated read receipt), in each case to the address or email address set forth in the Company's records for the applicable party.

12.7 Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. Electronic or digital signatures shall be deemed valid and binding to the same extent as original signatures.

12.8 Construction. This Agreement shall be construed according to its fair meaning and not strictly for or against any party. Singular terms include the plural and vice versa. Gender-specific references include all genders. Section headings are for convenience only and shall not affect interpretation. References to "include," "includes," or "including" shall be deemed to be followed by "without limitation."

12.9 Severability. If any provision of this Agreement is held to be invalid, illegal, or unenforceable under applicable law, such provision shall be modified to the minimum extent necessary to make it valid and enforceable, and the remaining provisions of this Agreement shall remain in full force and effect.

12.10 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted successors and assigns. Nothing in this Agreement shall create or be deemed to create any rights in favor of any third party, including any creditor of the Company.

12.11 Waiver. The failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of such party's right to enforce such provision or any other provision in the future. All waivers must be in writing signed by the waiving party.

SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned have executed this Operating Agreement as of the date first set forth above.

MEMBERS AND MANAGERS:

By: _______________________________________

BRYAN FOSTERS

Title: Founding Member

Date: _______________________________________

By: _______________________________________

MIKE SCHMITZ

Title: Manager and Founding Member

Date: _______________________________________

By: _______________________________________

LYNNE DONNER

Title: Manager and Founding Member

Date: _______________________________________

EXHIBIT A
OWNERSHIP TABLE

Dothan FC, LLC - As of the Effective Date

COMMON UNITS

- **Bryan Fosters: 60,000 Common units (10%)**
- **Mike Schmitz: 240,000 Common Units (40%)**
- **Lynne Donner: 300,000 Common Units (50%)**

Total Common Units Outstanding: 600,000 Common Units

NON-VOTING PREFERRED UNITS

Preferred Unit Price: $10.00 per Unit

Minimum Non-Voting Preferred Units to be Issued: 15,000

Maximum Non-Voting Preferred Units to be Purchased: 100,000

Maximum Bonus Units to be Issued: 35,000

Maximum Aggregate Non-Voting Preferred Units to be Issued: 135,000

Corresponding Pre-Money Valuation: $6,000,000.00

Maximum Offering Amount: $1,000,000

[END OF AGREEMENT]

B) Dothan FC Investor Subscription Agreement

SUBSCRIPTION AGREEMENT
FOR NON-VOTING PREFERRED UNITS OF
DOTHAN FC, LLC
An Alabama Limited Liability Company

Regulation Crowdfunding Offering Pursuant to Section 4(a)(6) of the Securities Act of 1933
Conducted through Vicinity, LLC (CRD No. 307772)

This Subscription Agreement (this "Agreement") is entered into as of the date set forth on the signature page hereof, by and between Dothan FC, LLC, an Alabama limited liability company (the "Company"), and the person or entity executing this Agreement as the Investor (the "Investor").

This offering is being conducted pursuant to Regulation Crowdfunding (17 C.F.R. §§ 227.100 et seq.) under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), through the online funding portal Vicinity, LLC ("Vicinity" or the "Intermediary"), a registered funding portal (CRD No. 307772).

1. SUBSCRIPTION FOR UNITS

1.1 Subscription. Subject to the terms and conditions of this Agreement, the Investor hereby irrevocably subscribes for and agrees to purchase the number of Non-Voting Preferred Units of the Company (the "Units") set forth below, at a purchase price of $10.00 per Unit (the "Purchase Price"), for the total subscription amount set forth below (the "Subscription Amount"):

Number of Units Subscribed	______________________Units
Total Subscription Amount	$_____________________
Investor Name	____
Investor Email	____

1.2 Minimum Investment. The minimum investment in this offering is $1,000.00 (100 Units). The Company and the Intermediary reserve the right to accept or reject any subscription in their sole discretion, including subscriptions below or above the stated minimum.

1.3 Offering Parameters. Non-Voting Preferred Units are offered at a purchase price of $10.00 per Unit. The minimum target offering amount (the “Minimum Target Amount”) is $150,000.00. The maximum offering amount is $1,000,000.00. Each shall be specified in the Company's Form C filed with the Securities and Exchange Commission. If the aggregate subscriptions do not reach the Minimum Target Amount by the offering deadline, no Units will be sold, this Agreement will be cancelled, and all committed funds will be returned to Investors without deduction. The pre-money valuation of the Company is $6,000,000.00. The total size of this offering, including any maximum offering amount, is set forth in the Form C and shall not exceed $5,000,000 in any rolling twelve-month period, as required under Regulation Crowdfunding, and may be adjusted by the Company from time to time in accordance with applicable securities laws.

1.4 Acceptance of Subscription. This subscription is subject to acceptance by the Company and is not binding on the Company until so accepted. The Company reserves the right, in its sole and absolute discretion, to accept or reject any subscription in whole or in part. Upon acceptance of a subscription, the Company will issue the applicable number of Units and update its records accordingly.

1.5 Escrow. All subscription funds will be held in a segregated escrow account administered by North Capital Private Securities, or such other Escrow Facilitator as Vicinity may designate (the "Escrow Facilitator"), pending a closing of the offering. Funds will be released from escrow to the Company only upon satisfaction of the escrow conditions, including the achievement of the Minimum Target Amount. If the offering does not close, all escrowed funds will be returned to Investors promptly and without deduction.

1.6 Bonus Units. The Company will issue additional Non-Voting Preferred Units to eligible Investors as follows:

(a) Early Investor Incentive. An Investor whose investment commitment is made within the first ten (10) days after the offering goes live will receive Bonus Units equal to five percent (5%) of the Units otherwise purchased by the Investor.

(b) Investment Size Incentive.

(i) An Investor making an investment of at least $25,000 will receive Bonus Units equal to ten percent (10%) of the Units otherwise purchased by the Investor.

(ii) An Investor making an investment of at least $100,000 will receive Bonus Units equal to twenty percent (20%) of the Units otherwise purchased by the Investor.

(ii) An Investor making an investment of at least $300,000 will receive Bonus Units equal to twenty percent (122%) of the Units otherwise purchased by the Investor.

(c) Membership Incentive.

(i) An active Venture Club Member will receive Bonus Units equal to five percent (5%) of the Units otherwise purchased by the Investor.

(ii) An active VentureSouth Member will receive Bonus Units equal to ten percent (10%) of the Units otherwise purchased by the Investor.

Any Bonus Units awarded to an Investor shall be calculated and issued at the time of the Investor's investment and rounded up to the nearest whole Unit. Bonus Units shall be issued without additional consideration and shall not constitute or increase the Investor's Capital Contribution or Unreturned Preferred Capital Contribution and shall not accrue any Preferred Return. Except as expressly provided in this Section, Bonus Units shall have the same rights, restrictions, and characteristics as the other Non-Voting Preferred Units issued in this offering. Eligibility for Bonus Units and the administration of the bonus allocation program shall be determined in accordance with the Company's Form C and related offering materials.

(d) Bonus Stacking Eligibility.

Bonus allocations from separate incentive categories may be combined. Accordingly, an eligible Investor may receive one Early Investor Incentive, one Investment Size Incentive, and one Membership Incentive. Incentive percentages within the same category are not cumulative, and the Investor shall receive only the highest applicable incentive within that category. Each applicable bonus shall be calculated separately based upon the number of Non-Voting Preferred Units purchased by the Investor for cash, before the issuance of any Bonus Units. Bonus Units shall not themselves be included in the calculation of any additional bonus allocation.

An Investor qualifying for the maximum incentive available in each category may therefore receive aggregate Bonus Units equal to thirty-five percent (35%) of the Non-Voting Preferred Units purchased for cash.

1.7 Rolling Closes. The Company may conduct multiple closings on a rolling basis after the Minimum Target Amount is reached. At each closing, funds committed by Investors whose subscriptions have been accepted will be released from escrow and Units will be issued. The offering period will end on the earlier of (a) the date the Maximum Offering Amount is fully subscribed, (b) the offering deadline specified in the Form C, or (c) such earlier date as the Company may designate upon at least five (5) business days' notice to committed Investors.

2. TERMS OF THE UNITS

2.1 Non-Voting. The Units are Non-Voting Preferred Units. Holders of Units shall have absolutely no right to vote on or consent to any matter relating to the management or affairs of the Company, including the election or removal of the Manager, the approval of any merger, sale, dissolution, or amendment to the Company's Operating Agreement, or any other matter. This non-

voting character is a permanent feature of the Units and may not be changed except by a protective-provision amendment requiring the affirmative vote of a majority of all outstanding Non-Voting Preferred Units.

2.2 No Capital Calls. Holders of Units shall not be subject to any capital calls, assessments, or obligations to make additional capital contributions to the Company beyond the Subscription Amount paid pursuant to this Agreement. No holder of Units shall have any liability for the debts, obligations, or liabilities of the Company by reason of holding Units.

2.3 Preferred Return. Each holder of Units shall accrue a Preferred Return of ten percent (10%) per annum on such holder's Unreturned Capital Contribution, calculated on a simple, non-compounding basis and prorated for any partial calendar year. Accrued Preferred Return is cumulative to the extent not distributed.

2.4 Distributions. Distributions to holders of Units shall be made as follows, and in the following order of priority:

(a) First, until each holder of Non-Voting Preferred Units has received (i) the full amount of all accrued and unpaid Preferred Return and (ii) a full return of such holder’s Unreturned Capital Contribution:

(i) seventy percent (70%) of all Distributable Cash shall be distributed to the holders of Non-Voting Preferred Units, pro rata in proportion to their respective accrued and unpaid Preferred Return plus Unreturned Capital Contribution; and

(ii) thirty percent (30%) of all Distributable Cash shall be distributed to the holders of Common Units, pro rata in proportion to their respective Common Unit holdings.

Amounts distributed to a holder of Non-Voting Preferred Units under this subsection shall be applied first to the holder’s accrued and unpaid Preferred Return and thereafter as a return of the holder’s Unreturned Capital Contribution.

(b) Thereafter, all remaining Distributable Cash shall be distributed to all equity holders (including holders of Non-Voting Preferred Units and holders of Common Units) pro rata in proportion to their respective Unit holdings.

Distributions are not guaranteed and are subject to the availability of Distributable Cash and the discretion of the Manager, consistent with the Operating Agreement.

2.5 Liquidation. Upon a dissolution, liquidation, or sale of all or substantially all of the assets of the Company, the assets available after payment of or provision for all debts and liabilities shall be distributed as follows:

(a) First, until each holder of Non-Voting Preferred Units has received (i) the full amount of all accrued and unpaid Preferred Return and (ii) a full return of such holder's Unreturned Capital Contribution:

(i) seventy percent (70%) of the available assets shall be distributed to the holders of Non-Voting Preferred Units, pro rata in proportion to their respective accrued and unpaid Preferred Return plus Unreturned Capital Contribution; and

(ii) thirty percent (30%) of the available assets shall be distributed to the holders of Common Units, pro rata in proportion to their respective Common Unit holdings.

Amounts distributed to a holder of Non-Voting Preferred Units under this subsection shall be applied first to the holder's accrued and unpaid Preferred Return and thereafter as a return of the holder's Unreturned Capital Contribution.

(b) Thereafter, all remaining assets shall be distributed to all equity holders, including holders of Non-Voting Preferred Units and holders of Common Units, pro rata in proportion to their respective Unit holdings.

2.6 Company Redemption Right. The Company has the right, but not the obligation, to redeem all (but not less than all) of the Units held by the Investor at any future time, subject to the conditions and on the terms summarized below. Full details are set forth in Section 10.2 of the Operating Agreement, which governs in the event of any conflict with this summary.

Condition Precedent. The Company may not exercise the redemption right against the Investor unless and until the Investor has first received, through prior distributions, (i) all accrued and unpaid Preferred Return attributable to the Investor's Units and (ii) a complete return of the Investor's original Capital Contribution. The redemption right is not a substitute for the Company's distribution obligations—the Investor's 10% preferred return and capital must be fully paid through the distribution waterfall before any buyout can be initiated.

Redemption Price. The Redemption Price equals: Preferred Unit Price x Redemption Multiple x Investor's Units, where the "Redemption Multiple" is a fixed multiple set forth in the Operating Agreement (currently 1.5x). The Company uses a fixed multiple of the original purchase price, rather than a multiple of trailing earnings, because a minor league soccer club may operate at or near break-even for extended periods notwithstanding real franchise value, and an earnings-based formula could otherwise produce an unfairly low redemption amount. The Redemption Price shall not be less than the Investor's original Capital Contribution (the aggregate amount paid for the Units being redeemed), regardless of the Redemption Multiple calculation.

Process. The Company will deliver written notice of redemption at least thirty (30) days before the proposed redemption closing, including its Redemption Price calculation with supporting detail. The Investor has fifteen (15) days to object in writing to the Company's calculation. The parties will attempt in good faith to resolve any timely objection before closing, and any unresolved

dispute will be governed by the Operating Agreement. The Company must timely pay any portion of the Redemption Price that is not subject to a good-faith dispute. Payment is made in full at closing, or at the Company's election in three equal annual installments (at closing, month 12, and month 24) with interest on deferred amounts at Prime Rate plus 1%.

Good-Faith Protection—12-Month True-Up. If, within twelve (12) months after the closing of any redemption of the Investor's Units (the "Lookback Period"), the Company closes a Qualifying Financing Event at a per-unit implied value exceeding the per-unit value used to calculate the Investor's Redemption Price (the "Buyout Per-Unit Value"), the Company shall pay the Investor an additional cash amount (the "True-Up Payment") equal to:

> **True-Up Payment** = (Qualifying Event Per-Unit Value - Buyout Per-Unit Value) x Number of Redeemed Units

"**Qualifying Financing Event**" includes: any sale of all or substantially all Company assets or equity; any merger or change of control; any equity financing round (including any additional Reg CF offering or private placement) at a higher implied per-unit value; or any recapitalization at a higher implied value. The True-Up Payment is due within thirty (30) days of the closing of the Qualifying Financing Event. The True-Up right survives the closing of the redemption and any general release signed by the Investor at redemption, which shall not be construed to waive this right.

The following *do not* constitute Qualifying Financing Events: (i) equity issuances to employees, contractors, or advisors under any incentive plan; (ii) debt financings without an equity component; or (iii) transactions approved in writing by the Investor prior to the Redemption Date.

2.7 Operating Agreement. The rights of holders of Units are subject to and governed by the terms of the Company's Operating Agreement (as amended from time to time, the "Operating Agreement"), which is incorporated herein by reference. By executing this Agreement, the Investor agrees to become a party to the Operating Agreement and to be bound by its terms and conditions as a holder of Non-Voting Preferred Units. The Investor acknowledges having had the opportunity to review the Operating Agreement prior to executing this Agreement.

3. TRANSFER RESTRICTIONS

3.1 Reg CF Lock-Up. The Units may not be transferred by the Investor during the one-year period beginning on the date of issuance (the "Lock-Up Period"), except in the following circumstances, each of which must comply with applicable securities laws:

(a) Transfer to the Company;

(b) Transfer to an accredited investor (as defined in Rule 501(a) under Regulation D);

(c) Transfer as part of a registered offering;

(d) Transfer to a family member (including a spouse, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), to a trust controlled by the Investor, or to a trust for the benefit of a family member, or in connection with the death or divorce of the Investor.

3.2 Post-Lock-Up Transfers. After expiration of the Lock-Up Period, any transfer of Units shall be subject to (a) the right of first refusal set forth in the Operating Agreement (Section 9.4), (b) receipt of a legal opinion reasonably satisfactory to the Manager confirming that the transfer does not require registration under applicable securities laws, and (c) execution by the transferee of a joinder to the Operating Agreement. The Company has no obligation and no current intention to register the Units for resale.

3.3 No Trading Market. There is no established trading market for the Units, and none is expected to develop. The Units are illiquid. Investors should expect to hold the Units for an indefinite period and may not be able to liquidate their investment. Investors may lose all of their invested capital.

4. INVESTOR REPRESENTATIONS AND WARRANTIES

The Investor represents and warrants to the Company and to the Intermediary, as of the date of this Agreement and as of the date of each closing in which the Investor participates, as follows:

4.1 Investment Limits. The Investor represents that the Investor's aggregate investment in all Regulation Crowdfunding offerings across all issuers during any twelve-month period does not exceed the limits established by Rule 227.100(a)(2) of Regulation CF, as applicable to the Investor's income and net worth. Specifically:

(a) If the Investor's annual income or net worth is less than $124,000, the Investor's maximum aggregate investment in all Reg CF offerings in any twelve-month period does not exceed the greater of $2,500 or five percent (5%) of the lesser of the Investor's annual income or net worth.

(b) If both the Investor's annual income and net worth are equal to or greater than $124,000, the Investor's maximum aggregate investment in all Reg CF offerings in any twelve-month period does not exceed ten percent (10%) of the lesser of the Investor's annual income or net worth, not to exceed $124,000.

The Investor acknowledges that these limits apply across all Regulation Crowdfunding investments, not just this offering, and that the Investor is solely responsible for monitoring and complying with such limits.

4.2 Investment Intent. The Investor is acquiring the Units for the Investor's own account, for investment purposes only, and not with a view to, or for sale in connection with, any distribution or public offering of the Units within the meaning of the Securities Act.

4.3 Accredited Investor Status (if applicable). If the Investor is an accredited investor as defined in Rule 501(a) under Regulation D, the Investor so indicates below and represents that the Investor meets at least one of the applicable criteria for accredited investor status.

☐ The Investor is an accredited investor as defined under Rule 501(a) of Regulation D.

☐ The Investor is NOT an accredited investor.

4.4 Risk Acknowledgment. The Investor acknowledges that: (a) an investment in the Units involves a high degree of risk, including the risk of loss of the entire investment; (b) the Company operates a minor league soccer club and its ability to generate revenue or achieve consistent profitability is uncertain and may depend on factors such as league affiliation, attendance, sponsorship, and on-field performance; (c) there is no guarantee that the Company will generate revenue, achieve profitability, or make any distributions to investors; (d) the Preferred Return is an accrual and not a guarantee of cash payment; (e) the Units are illiquid and there is no established market for their resale; and (f) past performance of similar businesses or clubs is not indicative of future results.

4.5 No Registration. The Investor understands that the Units have not been registered under the Securities Act or any state securities laws and are being offered pursuant to an exemption from registration under Section 4(a)(6) of the Securities Act. The Investor understands that the Units cannot be resold or transferred except in compliance with the transfer restrictions set forth in Section 3 of this Agreement and applicable law.

4.6 Access to Information. The Investor has had access to and has reviewed (or has had the opportunity to review) all information about the Company made available in connection with this offering, including the Company's Form C as filed with the Securities and Exchange Commission and made available on the Vicinity platform, and the Company's Operating Agreement. The Investor has had the opportunity to ask questions of and receive answers from the Company and the Intermediary concerning the terms and conditions of this offering and the Company's business.

4.7 No Voting Rights; No Management Rights. The Investor acknowledges and agrees that the Units carry no voting rights and that the Investor has no right to participate in or influence the management of the Company's business, including any soccer operations, personnel, or competitive decisions, in any way. The Investor expressly waives any right to vote on any matter relating to the Company and acknowledges that all management authority is vested exclusively in the Manager under the Operating Agreement.

4.8 No Capital Obligation. The Investor acknowledges that, beyond payment of the Subscription Amount, the Investor has no obligation to make any additional capital contributions to the Company and will not be subject to any capital calls.

4.9 Tax Considerations. The Investor acknowledges that the investment in Units may have significant tax consequences and that the Investor has consulted, or has had the opportunity to consult, with the Investor's own tax advisor regarding the tax consequences of this investment, including the Investor's share of the Company's taxable income or loss, which will be reported on a Schedule K-1 issued by the Company. The Company does not guarantee that it will distribute cash in amounts sufficient to cover the Investor's tax obligations.

4.10 Authority. If the Investor is an entity, the Investor represents that it is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization; that it has full power and authority to execute and perform this Agreement; and that the execution and performance of this Agreement have been duly authorized by all necessary action.

4.11 No General Solicitation. The Investor did not learn of this offering through any general solicitation or general advertising other than through the Vicinity platform or other means permissible under Regulation Crowdfunding.

4.12 Residence. The Investor is a resident of the United States or, if not a U.S. resident, has fully complied with all laws applicable in the Investor's country of residence in connection with this investment.

5. COMPANY REPRESENTATIONS

The Company represents and warrants to the Investor as follows:

5.1 Organization. The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Alabama (Alabama Entity ID No. 001-112-634, EIN 93-4942446).

5.2 Authorization. The execution, delivery, and performance of this Agreement have been duly authorized by the Company. This Agreement constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, and equitable principles.

5.3 Issuance of Units. Upon acceptance of the Investor's subscription and receipt of the Subscription Amount, the Units will be duly authorized and validly issued and will constitute Non-Voting Preferred Units of the Company with the rights and preferences set forth in the Operating Agreement.

5.4 No Conflicts. The execution and performance of this Agreement do not violate the Company's Articles of Organization or Operating Agreement, or any material agreement to which the Company is a party.

5.5 Ongoing Reporting. The Company will file annual reports with the Securities and Exchange Commission as required by Regulation Crowdfunding (Rule 227.202) no later than 120 days after the end of each fiscal year and will post such reports on the Company's website. The Company's obligation to file annual reports will continue until one of the following conditions is met: (a) the Company becomes required to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934; (b) the Company has filed at least three annual reports and has total assets not exceeding $10,000,000; (c) the Company has filed at least one annual report and has fewer than 300 holders of record; (d) the Company repurchases all Units issued in this offering; or (e) the Company liquidates or dissolves.

6. VICINITY INTERMEDIARY TERMS

6.1 Role of Intermediary. Vicinity is acting solely as the registered intermediary facilitating this offering and is not acting as a broker-dealer, investment advisor, or underwriter with respect to the Units. The Intermediary does not make any recommendation regarding the suitability of this investment for any particular investor.

6.2 Intermediary Compensation. In connection with this Offering, the Company has engaged the Intermediary to act as the intermediary for the Offering pursuant to Regulation Crowdfunding. As compensation for its services, the Intermediary shall receive:

(a) a cash commission equal to six percent (6%) of the gross proceeds raised through the Offering; and

(b) Non-Voting Preferred Units equal to two percent (2%) of the securities sold in the Offering, to be issued on the same terms and subject to the same rights and restrictions as the Non-Voting Preferred Units issued to Investors.

Separately, pursuant to the terms governing each Investor's use of the Vicinity platform, Vicinity may charge the Investor a transaction fee equal to one percent (1%) of future payments made through the platform to such Investor, including distributions. Any such fee will be deducted from the amount otherwise payable to the Investor and is an obligation arising from the separate relationship between Vicinity and the Investor, rather than compensation payable by the Company under its agreement with the Intermediary.

The foregoing compensation is subject to the terms of the Company's agreement with the Intermediary and shall be disclosed in the Company's Form C and related offering materials to the extent required by applicable law.

6.3 Cancellation Rights. The Investor may cancel this subscription at any time until 48 hours prior to the end of the offering period. After that deadline, if the Minimum Target Amount has been met, funds will be released to the Company at closing and the Investor will receive Units. The Intermediary will notify investors when the Minimum Target Amount has been met.

6.4 Material Changes. If any material changes to the offering are made after the Investor's subscription, the Company will notify the Investor and give the Investor at least five (5) business days to reconfirm the subscription. Failure to reconfirm within such period will result in cancellation of the Investor's subscription and return of committed funds.

7. GENERAL PROVISIONS

7.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Alabama, without regard to its conflict of law principles, except to the extent that federal securities laws (including the Securities Act and Regulation Crowdfunding) apply.

7.2 Jurisdiction. Any legal action or proceeding arising out of or relating to this Agreement shall be brought exclusively in the state or federal courts located in Houston County, Alabama. Each party hereby submits to the personal jurisdiction of such courts.

7.3 Entire Agreement. This Agreement, together with the Company's Operating Agreement (as amended from time to time) and the Form C filed with the Securities and Exchange Commission, constitutes the entire agreement between the parties with respect to the Investor's purchase of Units and supersedes all prior discussions, representations, and understandings.

7.4 Amendments. This Agreement may not be amended or modified except by a written instrument signed by both the Company and the Investor.

7.5 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, including by electronic signature through the Vicinity platform. Electronic and digital signatures shall be deemed valid and binding. Execution through the Vicinity platform constitutes a legally binding electronic signature.

7.6 Severability. If any provision of this Agreement is found to be invalid or unenforceable, such provision shall be modified to the minimum extent necessary to make it enforceable, and all remaining provisions shall continue in full force and effect.

7.7 No Waiver. The failure of either party to enforce any provision of this Agreement shall not constitute a waiver of that party's right to enforce such provision in the future.

7.8 Assignment. The Investor may not assign any rights or obligations under this Agreement without the prior written consent of the Company. Any purported assignment in violation of this Section shall be null and void. Subject to the transfer restrictions in Section 3, the Company may assign this Agreement in connection with a merger, consolidation, or sale of the Company.

7.9 Notices. All notices under this Agreement shall be in writing and sent by email (with confirmation of receipt) or certified mail to the address on record for each party. Notices to the Company shall be directed to the Manager at the Company's principal office.

7.10 No Legal or Tax Advice. Neither the Company nor the Intermediary is providing legal, tax, or investment advice to the Investor. The Investor has been advised to consult with independent legal, tax, and financial advisors prior to executing this Agreement.

SIGNATURE PAGE

By executing below, the Investor (a) subscribes for the number of Non-Voting Preferred Units set forth on page 1, (b) agrees to be bound by the terms of this Agreement and the Operating Agreement of Dothan FC, LLC, and (c) confirms that all representations and warranties in Section 4 are true and correct as of the date hereof.

THE INVESTOR ACKNOWLEDGES THAT THIS IS A SPECULATIVE INVESTMENT INVOLVING A HIGH DEGREE OF RISK AND THAT THE INVESTOR MAY LOSE THE ENTIRE AMOUNT INVESTED.

INVESTOR:

Signature: ____

Printed Name: ____

Entity Name (if applicable): __________________________________

Address: ____

Email: ____

Date: ____

Number of Units Subscribed: __________________________________

ACCEPTED BY THE COMPANY:

By: ____

Printed Name: ________________________________ **o/b/o DOTHAN FC, LLC**

Title: ____

Date: ____

C) Independently Reviewed GAAP Financial Statements Dothan FC LLC

Dothan FC LLC (the "Company") an Alabama Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Dothan FC LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in members equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 10, 2026

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2025	2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	17,871	4,528
Accounts Receivable	1,800	7,800
Inventory	25,247	44,963
Other	2,000	-
Total Current Assets	46,918	57,291
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	6,403	7,774
Total Non-Current Assets	6,403	7,774
TOTAL ASSETS	53,320	65,065
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable and Accrued Expenses	21,194	15,242
Deferred Revenue	134,689	147,971
Short Term Debt	5,677	-
Total Current Liabilities	161,560	163,213
TOTAL LIABILITIES	161,560	163,213
Commitments & Contingencies (Note 4)		
EQUITY		
Members Capital	393,009	234,509
Accumulated Deficit	(501,249)	(332,657)
Total Equity	(108,240)	(98,148)
TOTAL LIABILITIES AND EQUITY	53,320	65,065

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2024	-	-	-
Capital Contributions	292,010	-	292,010
Capital Distributions	(57,501)	-	(57,501)
Net Income (Loss)	-	(332,657)	(332,657)
Ending Balance 12/31/2024	234,509	(332,657)	(98,148)
Capital Contributions	205,000	-	205,000
Capital Distributions	(46,500)	-	(46,500)
Net Income (Loss)	-	(168,591)	(168,591)
Ending Balance 12/31/2025	393,009	(501,249)	(108,240)

Statement of Operations

	Year Ended December 31,	
	2025	**2024**
Revenue	409,482	313,190
Cost of Revenue	335,004	308,853
Gross Profit	74,478	4,337
Operating Expenses		
Advertising and Marketing	64,305	57,172
General and Administrative	176,443	278,782
Depreciation	2,321	1,040
Total Operating Expenses	243,069	336,994
Operating Income (loss)	(168,591)	(332,657)
Earnings Before Income Taxes	(168,591)	(332,657)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(168,591)	(332,657)

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(168,591)	(332,657)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	2,321	1,040
Accounts Payable and Accrued Expenses	5,952	15,242
Inventory	19,717	(44,963)
Accounts Receivable	6,000	(7,800)
Deferred Revenue	(13,282)	147,971
Other	(2,000)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	18,707	111,490
Net Cash provided by (used in) Operating Activities	(149,884)	(221,167)
INVESTING ACTIVITIES		
Fixed Assets	(950)	(8,814)
Net Cash provided by (used by) Investing Activities	(950)	(8,814)
FINANCING ACTIVITIES		
Members Contributions	205,000	292,010
Members Distributions	(46,500)	(57,501)
Proceeds from Notes Payable	31,500	-
Repayment of Notes Payable	(25,823)	-
Net Cash provided by (used in) Financing Activities	164,177	234,509
Cash at the beginning of period	4,528	-
Net Cash increase (decrease) for period	13,343	4,528
Cash at end of period	17,871	4,528

Dothan FC LLC
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Dothan FC LLC ("the Company") was formed in Alabama on December 20th, 2023. The Company is a sports entertainment company based in Dothan, Alabama. The Company manages a soccer team in the USL2 and earns revenues through ticket sales (season and individual), sponsorships, merchandise sales, and concessions sales. The Company's customers are primarily local to our community in Dothan. The Company intends to grow its operations to continue delivering an engaging experience for fans and will conduct a crowdfunding campaign under Regulation CF in 2026 to raise growth capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Ticket Sales & Ticket Subscriptions – The performance obligation is to provide admission to scheduled matches. Ticket subscription revenue is recognized at the point in time the related match is held, when the Company's performance obligation has been satisfied.

Sponsorship Revenue – The performance obligation is to provide the advertising, branding, promotional benefits, and other contractual rights specified in the sponsorship agreement. Revenue is recognized over time as the Company satisfies its performance obligations throughout the sponsorship term.

Product Revenue - The performance obligation is to provide merchandise, food, and beverage products to the customer. Revenue is recognized at the point in time control of the merchandise transfers to the customer, generally upon delivery or point of sale.

	Ticket Sales Revenue	**Sponsorship Revenue**	**Product Revenue**	**Total**
2025	92,679	211,933	104,870	409,482
2024	41,703	145,730	125,758	313,190

Deferred Revenue

The Company sells season ticket subscriptions, single game tickets, and sponsorship packages in advance of the seasons to which they relate. Amounts collected or invoiced before the related season are recorded as deferred revenue and recognized as revenue over the season as the related home matches are played. Deferred revenue was approximately $147,971 and $134,689 as of December 31, 2024 and 2025, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Office Equipment	3-5	8,324	(3,121)	-	5,202
Tools, Machinery, and Equipment	5-7	1,440	(240)	-	1,200
Grand Total	**-**	**9,764**	**(3,361)**	**-**	**6,403**

Inventory

Inventory consists primarily of merchandise held for resale and is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method. The Company had approximately $25,247 and $44,963 in inventory as of December 31st, 2025 and 2024, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2025.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Leases

The Company leases Rip Hewes Stadium from the City of Dothan under a memorandum of understanding that commenced in November 2023 and was renewed in April 2025 for a two-year term, with an option to renew for one additional year. The agreement requires annual lease payments of $1. Management concluded the impact of recognizing a right-of-use asset and lease liability under ASC 842 is immaterial to the accompanying financial statements.

NOTE 5 – LIABILITIES AND DEBT

During 2025, the Company entered into a working capital loan agreement and received proceeds of $31,500. The loan required aggregate repayments of $43,785 through weekly installments and was repaid in full in May 2026. As of December 31, 2025, the outstanding balance was $5,677.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	$5,677
2027	-
2028	-
2029	-
2030	-
Thereafter	-

NOTE 6 – EQUITY

The Company has one class of membership interests authorized under its Operating Agreement. Profits, losses, and distributions are allocated to the members based on their respective ownership interests

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 10, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

D) Dothan United Testing the Water’s Page

Dothan United

Regulation Crowdfunding

Dothan United Hype Vid 2026

Vicinity

01:02

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review the offering preview below.

Dothan United Preferred Equity Round

-

Raise Goal: $1M

Valuation: $6M Pre-money

Preferred Return: 10%

–

Bonus Shares and other investors perks will be available when the offering goes live. Submit an IOI today to stay in the loop and get updates before the raise launches.

INDICATE INTEREST

Start Date August 6, 2026

End Date August 31, 2026

Why fund our local story

Opportunities for everyday fans to invest directly in a sports club are uncommon in the United States. Franchises almost never come up for sale, and when they do, they trade privately among the wealthiest few. Dothan United is turning that model on its head — inviting the Wiregrass to own a stake in its own team.

The Dragons weren't a franchise parachuted in from somewhere else. They were built here, for here — and in just two seasons they've become one of the best stories in American developmental-league soccer. Community ownership has long been the heartbeat of the game around the world, where supporters hold real stakes in the clubs they love. It's still rare in the United States, which is exactly what makes this chance to own part of the Circle City's team so unusual.

Since joining USL League Two in 2024, Dothan United has packed Rip Hewes Stadium, built a roster that gives players a stage, and turned match days into community events — ladies' nights, postgame firework shows, and a fast-growing wall of hometown

INDICATE INTEREST

Our Story
Overview
Investment Summary
Our People
Documents
Risks
Disclosures

sponsors. In 2025, their second season, the Dragons went on a historic run all the way to the USL League Two national semifinals. This offering is an invitation to own a piece of that story as the club builds toward its next chapter — and, in the words of its own players, toward going professional.

Why This Opportunity Is Different

- Own part of a sports team. Direct equity ownership in a professional-pathway soccer club is something almost no fan ever gets access to — this offering opens that door to the community.
- Community ownership, done right. Local investment deepens Dothan's connection to its team and lets residents and fans share directly in its growth, the way supporter-owned clubs do across the global game.
- A team on the rise. A national Final Four run in only its second season, on a roster and in a market that are still early in their trajectory.
- A true home venue. The Dragons play at Rip Hewes Stadium, a 10,000-seat facility in the heart of Dothan.
- Growing market, growing game. A fast-growing Wiregrass region meets one of the largest and fastest-expanding soccer ecosystems in North America.

Overview

Our Story

Dothan United is a professional-pathway soccer club competing in USL League Two, the pre-professional tier of the United Soccer League system. The club plays in the South Central Division and made its league debut in 2024.

The club is operated by Dothan Sports and Entertainment, LLC, an organization created to introduce and grow affordable, world-class sports and entertainment in Dothan, Alabama, while expanding quality-of-life and entertainment options for area residents. The mission is twofold: give Dothan residents new and diversified entertainment, and attract fans from outside the region into the Circle City to fill local hotels and restaurants — champions on the field and in the community.

Known as the Dragons, the club has built its identity around hometown pride, an accessible match-day experience, and a deep bench of local and regional partners.


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A Breakout 2025 Season

In just its second year of existence, Dothan United turned in one of the most memorable seasons in USL League Two. The Dragons went 10-0-2 in the regular season — a 30-point haul that nearly doubled their 16-point total from their inaugural campaign — and finished second in the South Central Division, clinching the club's first-ever playoff berth after narrowly missing the postseason as an expansion side the year before.

On the strength of its stadium, facilities, and fan support, the club won a competitive bid to host the opening rounds of the Southern Conference playoffs at Rip Hewes Stadium. The Dragons delivered

in front of their home crowd, advancing through the bracket and knocking off Fort Lauderdale United in the conference quarterfinal to reach the national semifinals — the Final Four of a tournament that began with 144 clubs.

There, the run ended only on penalties: after a scoreless 120 minutes on the road against eventual national champion Vermont Green FC — in front of a crowd of more than 4,000 — Dothan fell 4-2 in a shootout. The Dragons closed the year 16-3 overall (13-3 in league play) as Southern Conference Champions and national semifinalists, a result the Wiregrass embraced as a breakout moment for the club and the city.

The club enters its next season carrying that momentum — and, in the words of its own players and staff, with ambitions of turning professional.

Crowds That Show Up

For a city that hadn't had a semi-pro sports team in more than half a century, Dothan's response to the Dragons has been remarkable. Big, loud crowds have been part of the club's identity from day one — and they're the clearest signal of the fan base an equity investment is built on.

- A crowd of 5,000+ packed Rip Hewes Stadium for the club's very first home opener.

- The debut season closed with a reported 7,000+ at the final home match — in a 10,000-seat stadium — turnout large enough to draw the USL League Two Vice President to Dothan to see it firsthand.
- A dedicated supporters group, the Circle City Inferno, anchors a game-day atmosphere of drums, flags, tailgating, and postgame fireworks.
- Momentum has carried into the club's home playoff dates and beyond, with players and coaches repeatedly crediting the crowd as a difference-maker.

The club has leaned into that demand rather than resting on it. Ahead of 2025 it expanded to ten home matches, opened the second side of the stadium, and added general-admission and premium seating, with season-ticket sales reported well above the prior year. For 2026, the club is adding a VIP pavilion at Rip Hewes — continued investment in an already-growing match-day experience.


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What Sets the Club Apart

- A true home venue: the Dragons play at Rip Hewes Stadium, a 10,000-seat facility in central Dothan.
- USL platform: membership in the United Soccer League — one of the largest and fastest-growing soccer ecosystems in North America — with an established competitive structure and a national footprint.
- Community-first programming: match days are built as events, from “Ladies' Night Out” on-pitch experiences to postgame firework shows.

- Strong local sponsorship base: presenting partners include Coca-Cola, YellaWood, Mercedes-Benz of Dothan, Brightspeed, Elevate Medical, Visit Dothan, and WTVY, among others.
- Economic engine: the club is positioned as a driver of tourism and spending for Dothan's hospitality sector.

Market

Dothan United sits at the intersection of two strong tailwinds: the rapid rise of soccer in the United States and the appeal of affordable, community-rooted live sports in a growing regional hub.

The Wiregrass: A Regional Hub on the Rise

Dothan is the largest city and commercial anchor of the Wiregrass region of southeast Alabama, positioned near the Georgia and Florida state lines. It punches well above its city limits as a hub for retail, healthcare, and tourism across a trade area that reaches into southwest Georgia and the Florida Panhandle.

- Dothan is Alabama's 8th-largest city, with a population of roughly 72,000 (2026).

- The Dothan metro area (Geneva, Henry, and Houston counties) is home to roughly 155,000 people, and the broader Dothan-Ozark combined statistical area totals around 245,000 — the core of the club's fan and sponsor base.
- The Wiregrass is a growth region: the Dothan metro added roughly 1,300 residents from 2023 to 2024, among the steadier-growing parts of Alabama.
- The regional trade area is far larger than the metro itself, drawing shoppers, patients, and visitors from across the tri-state Wiregrass into Dothan as its commercial center.

A Growing Game and League

The United Soccer League operates a tiered, nationwide pyramid spanning professional and pre-professional divisions and connects hundreds of clubs across the country. USL League Two, where Dothan United competes, serves as a proving ground where ambitious clubs develop talent, build local fan bases, and establish sustainable operations. As the broader USL system continues to expand — adding franchises and elevating the profile of lower-division soccer — clubs that establish strong roots early, as Dothan has, are positioned to grow alongside it. The club's own stated ambition is to move toward semi professional or professional play.


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Investment Summary

Dothan Sports and Entertainment Preferred Equity Round

Raise Goal: $1M

Valuation: $6M Pre-money

Preferred Return: 10%

Bonus Shares

Dothan Sports and Entertainment will provide certain bonus allocations to eligible Investors at the time of their investment. Bonus allocations are awarded in the form of additional Preferred Units ("**Bonus Units**") rounded up to the nearest whole unit and do not represent additional capital contributions.

Early Investor Incentive

- 5% bonus for investment commitments made within the first 10 days of the raise going live

Investment Size Incentive:

- 10% bonus on investments of $25,000+

- 20% on investments of $100,000+.

Membership Incentive

- 5% bonus for active Venture Club Members
- 10% bonus for active VentureSouth Members

Investor Perks

Dothan United will include a package of non-monetary ownership perks for investors based on their investment size including commemorative investor certificate, exclusive merchandise, special event access, and more. Some elements of the perks package are still being finalized and pending outside approvals. You can find details on the investor perks below:

$1,000

- Decorative Stock Certificate
- In Stadium Name Recognition

$2,500+ Everything above, plus:

- Limited Edition Team Scarf
- Ongoing "Investors Club" Perks (special access to events and discounts)

- Invitation to Annual Investor Event

$6,000+ Everything above, plus:

- Personalized Owner-Edition Jersey
- Two (2) Reserved Seats for next season w/ exclusive renewal pricing
- Exclusive Club Polo

$10,000+ Everything above, plus:

- Four (4) VIP Passes for next season w/ exclusive renewal pricing
- Access to the Owners Club at Rip Hewes Stadium

$25,000+ Everything above, plus:

- All-In (comped) access to the Owners Club at Rip Hewes Stadium
- Exclusive ring/pendant when we win the USL2 Championship

$50,000+ Everything above, plus:

- Road trip with the team
- Field passes for one game
- Exclusive team dinner

Our People



Steve Donner, Owner & President

Steve Donner is a sports and entertainment marketing executive with over thirty years of experience and more than twenty years as a minor league sports owner and entrepreneur. Originally from western New York and now a year-round Dothan resident, he began his career climbing the minor league hockey ranks before a 14-year major league run that started with a decade at the NHL's Buffalo Sabres. He was then recruited to help launch the Tampa Bay Lightning — the first professional hockey team in the South — where he pioneered a new game-day experience and led the NHL in attendance with average crowds of over 22,000. Donner went on to build a career in sports ownership, purchasing his hometown Rochester Americans (AHL) and founding nine other start-up organizations across hockey, soccer, and lacrosse. He helped launch Orlando City, now one of the top franchises in MLS, and was involved in starting three professional leagues. His teams have won twelve championships across three sports. At Dothan United, he brings that track record — and a vision to

grow minor pro sports and entertainment throughout the Wiregrass.



Mike Schmitz, Owner

Mike Schmitz is one of the Wiregrass's best-known business and civic leaders. He is the owner of Mike Schmitz Automotive Group, the Dothan-based dealership group he has built over four decades in the automotive industry, encompassing the area's Mercedes-Benz and Hyundai franchises among other operations. In 2008, he was Alabama's recipient of the TIME Quality Dealer Award, one of the auto industry's most prestigious honors.Schmitz served two terms as Mayor of Dothan, from 2009 to 2017, and later chaired the Dothan City Schools Board of Education. His tenure was marked by business recruitment and civic investment across the region, and he was subsequently appointed Civilian Aide to the Secretary of the Army for South Alabama. A longtime philanthropist, Schmitz has championed causes across the Wiregrass — from community feeding programs to veterans' initiatives — reflecting a decades-long commitment to the region he credits for his success. His involvement in Dothan United extends that same community-first spirit to the Circle City's team.

Documents

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.
- A person's indication of interest involves no obligation or commitment of any kind.

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